SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Information (ITR) at

June 30, 2016

and Independent Auditors’ Report Review

Report on review of interim financial information

To Shareholders, Members of the Board and Management

Braskem S.A.

Camaçari - Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the “Company”) included in the Quarterly Financial Information for the quarter ended June 30, 2016, which comprises the balance sheet as of June 30, 2016, the statements of profit or loss and comprehensive income for the three-month and six-month periods then ended, changes in equity and cash flows for the six-month period then ended, and notes to the interim financial information.

Management is responsible for the preparation and presentation of this individual interim financial information in accordance with CPC 21(R1) Technical Pronouncement - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of this quarterly information in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international review standards applicable to interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

1

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) applicable to the preparation of interim financial information and presented in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of interim financial information and presented in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission.

Emphasis of a matter

We draw attention to notes 18 (a) and (b) to the interim financial information that discloses the allegations, events and actions taken by the Company related to the internal investigation in progress, dialogues with the competent authorities and the progress of the class action brought against it in the United States courts.  During the course of the second quarter, the Company became aware of additional allegations regarding unlawful facts involving the Company, arising from the scope of investigations into third parties. Within this scenario, the Company will begin dialogues with the Department of Justice (DoJ) and the Securities and Exchange Commission (SEC) to confirm the veracity of such allegations, any parallel investigations and any agreements, which may imply the enforcement of fines and/or other sanctions by the competent authorities and other parties involved.  At present, the Company is unable to reasonably estimate potential losses to be accounted for and, therefore, no provision was recorded in the interim financial information. Our conclusion does not contain modifications in relation to these matters.

Other matters

Statements of value added

We also reviewed the individual and consolidated statements of value added for the six-month period ended June 30, 2016, prepared under the responsibility of the Company's management, whose presentation on the interim financial information is required under the standards issued by CVM - Brazilian Securities and Exchange Commission applicable to the preparation of Interim Financial Information and considered as additional information by IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, August 2, 2016

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Anselmo Neves Macedo

Accountant CRC 1SP160482/O-6

2

Braskem S.A.

Balance sheet

at June 30, 2016

All amounts in thousands of reais

		Consolidated		Parent company
Assets	Note	Jun/2016	Dec/2015	Jun/2016	Dec/2015

Current assets
Cash and cash equivalents	3	6,740,633	7,439,723	3,223,019	4,773,251
Financial investments	4	428,219	1,172	528	1,172
Trade accounts receivable	5	2,085,423	2,735,144	2,629,232	2,526,510
Inventories	6	5,031,098	5,517,206	3,678,830	4,131,128
Taxes recoverable	8	771,216	1,272,004	354,404	762,824
Dividends and interest on capital	7		1,998	99,118	87,655
Prepaid expenses		158,248	166,170	115,182	139,668
Related parties	7	10,382	10,507	325,526	118,661
Derivatives operations	14.3	19,187	53,662	19,187	12,616
Other receivables		199,124	300,901	123,080	248,488

		15,443,530	17,498,487	10,568,106	12,801,973

Non-current assets
Financial investments	4		46,193		46,193
Trade accounts receivable	5	27,447	19,822	3,601,791	4,279,433
Advances to suppliers	6	69,068	135,046	69,068	135,046
Taxes recoverable	8	1,298,820	1,304,056	1,187,639	1,198,301
Deferred income tax and social contribution	16	1,550,792	3,226,507	268,110	2,179,354
Judicial deposits		279,993	277,093	271,436	268,572
Related parties	7	310,212	144,633	287,539	124,645
Insurance claims		69,398	63,199	69,398	60,778
Derivatives operations	14.3		12,280
Other receivables		257,350	298,057	131,158	125,898
Investments	9	82,284	86,354	4,704,703	4,593,775
Property, plant and equipment	10	30,371,667	33,961,963	16,068,991	16,542,078
Intangible assets	11	2,834,887	2,887,604	2,539,578	2,572,341

		37,151,918	42,462,807	29,199,411	32,126,414

Total assets		52,595,448	59,961,294	39,767,517	44,928,387

The Management notes are an integral part of the financial statements.

Braskem S.A.

Balance sheet

at June 30, 2016

All amounts in thousands of reais	Continued

		Consolidated		Parent company
Liabilities and shareholders' equity	Note	Jun/2016	Dec/2015	Jun/2016	Dec/2015

Current liabilities
Trade payables		7,781,968	11,698,695	8,508,046	9,557,676
Borrowings	12	2,644,860	1,968,540	3,119,987	2,567,124
Project finance	13	464,466	302,266
Derivatives operations	14.3	32,726	57,760	841	8,351
Payroll and related charges		412,291	605,059	321,151	446,125
Taxes payable	15	594,574	744,660	281,053	221,305
Dividends	19(b)	2,050	753,668	2,050	753,668
Advances from customers		72,532	119,680	25,081	44,528
Sundry provisions	17	69,609	93,942	59,261	67,190
Accounts payable to related parties	7			2,274,951	4,297,735
Other payables		436,893	337,959	253,304	207,730

		12,511,969	16,682,229	14,845,725	18,171,432

Non-current liabilities
Trade payables		138,976	57,148	1,681,977	3,420,281
Borrowings	12	21,036,636	25,370,260	7,019,895	8,207,012
Project finance	13	9,898,313	11,975,167
Derivatives operations	14.3	959,434	1,184,741	837,439	1,184,741
Taxes payable	15	29,692	26,716	28,131	25,825
Accounts payable to related parties	7			8,809,350	10,905,207
Non-controlling loan in Braskem Idesa		1,573,753	1,538,784
Deferred income tax and social contribution	16	658,907	731,241
Post-employment benefits		138,501	154,707	54,166	54,166
Provision for losses on subsidiaries				84,586	137,013
Sundry provisions	17	683,348	653,972	605,380	571,349
Other payables		92,083	248,618	5,914	179,873

		35,209,643	41,941,354	19,126,838	24,685,467

Shareholders' equity	19
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,430	232,430	232,430	232,430
Revenue reserves		2,634,655	2,882,019	2,634,655	2,882,019
Other comprehensive income		(6,316,244)	(9,085,256)	(6,316,244)	(9,085,256)
Treasury shares		(49,819)	(49,819)	(927)	(927)
Accumulated profit		1,201,818		1,201,818

Total attributable to the Company's shareholders		5,746,062	2,022,596	5,794,954	2,071,488

Non-controlling interest in Braskem Idesa		(872,226)	(684,885)

		4,873,836	1,337,711	5,794,954	2,071,488

Total liabilities and shareholders' equity		52,595,448	59,961,294	39,767,517	44,928,387

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations and statement of comprehensive income at June 30, 2016

All amounts in thousands of reais

					Consolidated

	Note	2Q2016	YTD2016	2Q2015	YTD2015

Net sales revenue	21	11,886,174	24,058,115	11,591,774	21,787,096
Cost of products sold		(8,632,099)	(17,556,704)	(8,827,607)	(17,418,096)

Gross profit		3,254,075	6,501,411	2,764,167	4,369,000

Income (expenses)
Selling and distribution		(355,538)	(675,415)	(260,467)	(522,391)
General and administrative		(373,560)	(722,277)	(299,787)	(596,883)
Research and development		(40,034)	(82,628)	(42,338)	(82,157)
Results from equity investments	9(c)	11,690	13,377	7,736	9,739
Other operating income (expenses), net	22	(126,078)	(190,683)	(49,855)	(89,748)

		2,370,555	4,843,785	2,119,456	3,087,560

Financial results	23
Financial expenses		(1,515,007)	(2,727,297)	(663,438)	(1,855,540)
Financial income		(368,919)	(632,034)	47,334	650,657

		(1,883,926)	(3,359,331)	(616,104)	(1,204,883)

Profit before income tax and
social contribution		486,629	1,484,454	1,503,352	1,882,677

Current and deferred income tax and social contribution	16	(205,919)	(456,847)	(448,565)	(623,898)

Profit for the period		280,710	1,027,607	1,054,787	1,258,779

Attributable to:
Company's shareholders		412,983	1,187,717	1,096,182	1,347,585
Non-controlling interest in Braskem Idesa		(132,273)	(160,110)	(41,395)	(88,806)

Profit for the period		280,710	1,027,607	1,054,787	1,258,779

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations and statement of comprehensive income at June 30, 2016

All amounts in thousands of reais	Continued

					Parent company

	Note	2Q2016	YTD2016	2Q2015	YTD2015

Net sales revenue	21	8,744,353	17,692,509	8,070,195	15,327,073
Cost of products sold		(6,658,704)	(13,812,465)	(6,019,071)	(12,086,080)

Gross profit		2,085,649	3,880,044	2,051,124	3,240,993

Income (expenses)
Selling and distribution		(229,497)	(452,122)	(182,869)	(377,806)
General and administrative		(208,657)	(402,698)	(213,576)	(422,991)
Research and development		(27,653)	(50,718)	(24,666)	(52,026)
Results from equity investments	9(c)	282,241	1,067,870	392,366	457,057
Other operating income (expenses), net	22	(71,986)	(133,487)	930	4,770

		1,830,097	3,908,889	2,023,309	2,849,997

Financial results	23
Financial expenses		(635,894)	(1,370,318)	(502,005)	(2,153,669)
Financial income		(619,957)	(1,294,607)	(70,621)	1,095,525

		(1,255,851)	(2,664,925)	(572,626)	(1,058,144)

Profit before income tax and
social contribution		574,246	1,243,964	1,450,683	1,791,853

Current and deferred income tax and social contribution	16	(161,263)	(56,247)	(354,501)	(444,268)

Profit for the period		412,983	1,187,717	1,096,182	1,347,585

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations and statement of comprehensive income at June 30, 2016

All amounts in thousands of reais	Continued

					Consolidated

	Note	2Q2016	YTD2016	2Q2015	YTD2015

Profit for the period		280,710	1,027,607	1,054,787	1,258,779

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		151,913	179,831	118,074	(271,629)
Income tax and social contribution		(54,348)	(68,307)	(31,162)	91,804
Fair value of cash flow hedge - Braskem Idesa
Income tax and social contribution
Fair value of cash flow hedge from jointly-controlled		(2,761)	(12,765)
		94,804	98,759	86,912	(179,825)

Exchange variation of foreign sales hedge	14.4(a.i)	2,213,130	4,433,659	712,212	(3,016,428)
Sales Hedge - transfer to profit or loss	14.4(a.i)	345,443	767,243
Income tax and social contribution on exchange variation		(869,915)	(1,768,307)	(242,152)	1,025,586
Exchange variation of foreign sales hedge - Braskem Idesa	14.4(a.ii)	(914,249)	(1,093,972)	(186,404)	(565,736)
Sales Hedge - transfer to profit or loss - Braskem Idesa		14,297	14,297
Income tax on exchange variation - Braskem Idesa		274,275	328,192	98,737	169,721
		1,062,981	2,681,112	382,393	(2,386,857)

Foreign subsidiaries currency translation adjustment		40,643	(23,989)	(136,516)	301,242

Total		1,198,428	2,755,882	332,789	(2,265,440)

Total comprehensive income (loss) for the year		1,479,138	3,783,489	1,387,576	(1,006,661)

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations and statement of comprehensive income at June 30, 2016

All amounts in thousands of reais, except for earnings per share	Continued

					Parent company

	Note	2Q2016	YTD2016	2Q2015	YTD2015

Profit for the period		412,983	1,187,717	1,096,182	1,347,585

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		219,366	358,953	53,555	(257,876)
Income tax and social contribution		(74,584)	(122,044)	(18,209)	87,678
Fair value of cash flow hedge - Braskem Idesa		(50,590)	(134,342)	48,389	(10,314)
Income tax and social contribution		15,177	40,303	(9,715)	3,094
Fair value of cash flow hedge from jointly-controlled		(2,761)	(12,765)
		106,608	130,105	74,020	(177,418)

Exchange variation of foreign sales hedge	14.4(a.i)	2,213,130	4,433,659	712,212	(3,016,428)
Sales Hedge - transfer to profit or loss	14.4(a.i)	345,443	767,243
Income tax and social contribution on exchange variation		(869,915)	(1,768,307)	(242,152)	1,025,586
Exchange variation of foreign sales hedge - Braskem Idesa	14.4(a.ii)	(685,687)	(820,479)	(139,803)	(424,302)
Sales Hedge - transfer to profit or loss - Braskem Idesa		10,723	10,723
Income tax on exchange variation - Braskem Idesa		205,706	246,144	74,053	127,291
		1,219,400	2,868,983	404,310	(2,287,853)

Foreign subsidiaries currency translation adjustment		(79,984)	(215,975)	(123,505)	295,854

Total		1,246,024	2,783,113	354,825	(2,169,417)

Total comprehensive income (loss) for the year		1,659,007	3,970,830	1,451,007	(821,832)

					Parent company
				YTD2016	YTD2015
	Note			Basic and diluted	Basic and diluted
Profit per share attributable to the shareholders of the Company
of continued operations at the end of the period (R$)	20
(expressed in reais)
Earnings per share - common				1.4927	1.6937
Earnings per share - preferred shares class "A"				1.4927	1.6936
Earnings per share - preferred shares class "B"				0.6065	0.6062

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

												Consolidated
		Attributed to shareholders' interest
				Revenue reserves						Total
						Additional	Other			Braskem	Non-controlling	Total
			Capital	Legal	Retained	dividends	comprehensive	Treasury	Retained	shareholders'	interest in	shareholders'
	Note	Capital	reserve	reserve	earnings	proposed	income	shares	earnings	interest	Braskem Idesa	equity

At December 31, 2014		8,043,222	232,430	71,542	394,121	270,517	(2,924,057)	(48,892)		6,038,883	(144,533)	5,894,350

Comprehensive income for the period:
Profit for the period									1,347,585	1,347,585	(88,806)	1,258,779
Exchange variation of foreign sales hedge, net of taxes							(2,287,853)			(2,287,853)	(99,004)	(2,386,857)
Fair value of cash flow hedge, net of taxes							(177,418)			(177,418)	(2,407)	(179,825)
Foreign currency translation adjustment							295,854			295,854	5,388	301,242
							(2,169,417)		1,347,585	(821,832)	(184,829)	(1,006,661)

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(13,619)		13,619
Realization of deemed cost of jointly-controlled investment, net of taxes							(482)		482
							(14,101)		14,101

Contribution to shareholders:
Repurchase of treasury shares								(927)		(927)		(927)
Additional dividends proposed						(270,517)				(270,517)		(270,517)
						(270,517)		(927)		(271,444)		(271,444)

At June 30, 2015		8,043,222	232,430	71,542	394,121		(5,107,575)	(49,819)	1,361,686	4,945,607	(329,362)	4,616,245

At December 31, 2015		8,043,222	232,430	229,992	2,404,663	247,364	(9,085,256)	(49,819)		2,022,596	(684,885)	1,337,711

Comprehensive income for the period:
Profit for the period									1,187,717	1,187,717	(160,110)	1,027,607
Exchange variation of foreign sales hedge, net of taxes							2,868,983			2,868,983	(187,871)	2,681,112
Fair value of cash flow hedge, net of taxes							130,105			130,105	(31,346)	98,759
Foreign currency translation adjustment							(215,975)			(215,975)	191,986	(23,989)
							2,783,113		1,187,717	3,970,830	(187,341)	3,783,489

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(13,619)		13,619
Realization of deemed cost of jointly-controlled investment, net of taxes							(482)		482
							(14,101)		14,101

Contribution to shareholders:
Additional dividends proposed	19(b)					(247,364)				(247,364)		(247,364)
						(247,364)				(247,364)		(247,364)

At June 30, 2016		8,043,222	232,430	229,992	2,404,663		(6,316,244)	(49,819)	1,201,818	5,746,062	(872,226)	4,873,836

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

										Parent company
				Revenue reserves
						Additional	Other			Total
			Capital	Legal	Retained	dividends	comprehensive	Treasury	Retained	shareholders'
	Note	Capital	reserve	reserve	earnings	proposed	income	shares	earnings	equity

At December 31, 2014		8,043,222	232,430	71,542	394,121	270,517	(2,924,057)			6,087,775

Comprehensive income for the period:
Profit for the period									1,347,585	1,347,585
Exchange variation of foreign sales hedge, net of taxes							(2,287,853)			(2,287,853)
Fair value of cash flow hedge, net of taxes							(177,418)			(177,418)
Foreign subsidiaries currency translation adjustment							295,854			295,854
							(2,169,417)		1,347,585	(821,832)

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(13,619)		13,619
Realization of deemed cost of jointly-controlled investment, net of taxes							(482)		482
							(14,101)		14,101

Contribution to shareholders:
Repurchase of treasury shares								(927)		(927)
Additional dividends proposed						(270,517)				(270,517)
						(270,517)		(927)		(271,444)

At June 30, 2015		8,043,222	232,430	71,542	394,121		(5,107,575)	(927)	1,361,686	4,994,499

At December 31, 2015		8,043,222	232,430	229,992	2,404,663	247,364	(9,085,256)	(927)		2,071,488

Comprehensive income for the period:
Profit for the period									1,187,717	1,187,717
Exchange variation of foreign sales hedge, net of taxes							2,868,983			2,868,983
Fair value of cash flow hedge, net of taxes							130,105			130,105
Foreign currency translation adjustment							(215,975)			(215,975)
							2,783,113		1,187,717	3,970,830

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(13,619)		13,619
Realization of deemed cost of jointly-controlled investment, net of taxes							(482)		482
							(14,101)		14,101

Contribution to shareholders:
Additional dividends proposed	19(b)					(247,364)				(247,364)
						(247,364)				(247,364)

At June 30, 2016		8,043,222	232,430	229,992	2,404,663		(6,316,244)	(927)	1,201,818	5,794,954

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

at June 30, 2016

All amounts in thousands of reais

		Consolidated		Parent company
	Note	Jun/2016	Jun/2015	Jun/2016	Jun/2015

Profit before income tax and social contribution		1,484,454	1,882,677	1,243,964	1,791,853

Adjustments for reconciliation of profit
Depreciation, amortization and depletion		1,255,691	1,013,033	1,030,708	858,105
Results from equity investments	9(c)	(13,377)	(9,739)	(1,067,870)	(457,057)
Interest and monetary and exchange variations, net		978,082	1,289,967	1,070,796	1,425,789
Other		12,959	5,301	12,930	2,784

		3,717,809	4,181,239	2,290,528	3,621,474

Changes in operating working capital
Held-for-trading financial investments		(409,333)	17,441	18,356	47,102
Trade accounts receivable		641,982	(56,633)	574,901	(1,096,623)
Inventories		509,635	84,906	421,318	77,181
Taxes recoverable		686,777	572,522	459,258	255,034
Prepaid expenses		7,922	37,112	24,486	28,003
Other receivables		(25,407)	(28,390)	(253,384)	88,381
Trade payables		(2,351,316)	(1,254,099)	(1,304,351)	(1,468,685)
Taxes payable		(21,623)	62,521	26,699	(8,351)
Advances from customers		(47,148)	(22,873)	(19,447)	(14,376)
Sundry provisions		5,043	(67,385)	26,102	(50,448)
Other payables		(179,173)	(251,109)	(208,102)	(439,105)

Cash from operations		2,535,168	3,275,252	2,056,364	1,039,587

Interest paid		(686,246)	(468,707)	(240,328)	(206,358)
Income tax and social contribution paid		(668,126)	(50,425)	(40,176)	(21,736)

Net cash generated by operating activities		1,180,796	2,756,120	1,775,860	811,493

Proceeds from the sale of fixed assets		114	686	19	165
Acquisitions to property, plant and equipment	(i)	(1,469,520)	(1,827,907)	(452,744)	(445,120)
Acquisitions of intangible assets		(16,348)	(9,670)	(16,348)	(9,670)
Held-for-maturity financial investments		38,353	(11)	38,353	(11)

Net cash used in investing activities		(1,447,401)	(1,836,902)	(430,720)	(454,636)

Short-term and Long-term debit
Obtained borrowings		1,937,284	2,659,341	1,957,182	1,086,423
Payment of borrowings		(1,865,492)	(3,049,074)	(1,781,594)	(1,977,850)
Project finance	13
Obtained borrowings		153,126	1,250,201
Payment of borrowings		(227,201)	(370,979)
Related parties
Obtained loans					491,307
Payment of loans				(2,071,978)	(569,738)
Transactions current active					1,766
Dividends paid		(998,982)	(482,074)	(998,982)	(482,074)
Repurchase of treasury shares			(927)		(927)

Net cash provided by (used in) financing activities		(1,001,265)	6,488	(2,895,372)	(1,451,093)

Exchange variation on cash of foreign subsidiaries		568,780	(98,040)

Increase (decrease) in cash and cash equivalents		(699,090)	827,666	(1,550,232)	(1,094,236)

Represented by
Cash and cash equivalents at the beginning of the period		7,439,723	3,993,359	4,773,251	2,416,288
Cash and cash equivalents at the end of the period		6,740,633	4,821,025	3,223,019	1,322,052

Increase (decrease) in cash and cash equivalents		(699,090)	827,666	(1,550,232)	(1,094,236)

(i)    Includes capitalized financial charges paid: Jun/2016 – Consolidated – R$252,722 and Parent Company – R$33.640.

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of value added

at June 30, 2016

All amounts in thousands of reais

	Consolidated		Parent company
	Jun/2016	Jun/2015	Jun/2016	Jun/2015

Revenue	27,518,032	24,924,969	21,134,901	18,157,578
Sale of goods, products and services	27,679,895	25,015,605	21,279,280	18,152,348
Other income (expenses), net	(120,608)	(68,644)	(105,631)	25,741
Allowance for doubtful accounts	(41,255)	(21,992)	(38,748)	(20,511)
Inputs acquired from third parties	(19,885,100)	(19,885,116)	(15,994,167)	(13,918,563)
Cost of products, goods and services sold	(19,021,330)	(19,252,315)	(15,401,979)	(13,709,007)
Material, energy, outsourced services and others	(859,438)	(630,297)	(588,183)	(206,988)
Impairment of assets	(4,332)	(2,504)	(4,005)	(2,568)
Gross value added	7,632,932	5,039,853	5,140,734	4,239,015

Depreciation, amortization and depletion	(1,255,691)	(1,013,033)	(1,030,708)	(858,105)

Net value added produced by the entity	6,377,241	4,026,820	4,110,026	3,380,910

Value added received in transfer	(618,571)	660,538	(226,372)	1,552,638
Results from equity investments	13,377	9,739	1,067,870	457,057
Financial income	(632,034)	650,657	(1,294,607)	1,095,525
Other	86	142	365	56

Total value added to distribute	5,758,670	4,687,358	3,883,654	4,933,548

Personnel	633,499	557,720	367,622	432,858
Direct compensation	501,476	436,854	276,132	324,672
Benefits	100,976	94,454	61,693	77,010
FGTS (Government Severance Pay Fund)	31,047	26,412	29,797	31,176

Taxes, fees and contribuitions	1,256,130	893,164	865,147	836,676
Federal	358,506	517,922	130,869	536,329
State	880,893	363,551	724,118	295,337
Municipal	16,731	11,691	10,160	5,010

Remuneration on third parties' capital	2,841,434	1,977,695	1,462,803	2,316,429
Financial expenses (including exchange variation)	2,716,894	1,847,122	1,362,557	2,149,196
Rentals	124,540	130,573	100,246	167,233

Remuneration on own capital	1,027,607	1,258,779	1,188,082	1,347,585
Profit for the period	1,187,717	1,347,585	1,187,717	1,347,585
Dividends			365
Non-controlling interests in loss for the period	(160,110)	(88,806)

Value added distributed	5,758,670	4,687,358	3,883,654	4,933,548

The Management notes are an integral part of the financial statements.

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

1.                       Operations

Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”) is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)                    Significant corporate and operating events impacting these financial statements

In December 2015, Braskem commissioned the petrochemical complex of its indirect subsidiary Braskem Idesa S.A.P.I (“Braskem Idesa”) in Mexico with the startup of the utilities area, followed by the cracker in March 2016. The first polyethylene (“PE”) lot was produced on april. The complex houses an ethylene gas-based cracker and three polyethylene plants – two high-density and one low-density - with combined annual PE production capacity of 1.05 million tons*.

Braskem holds 75% indirect interest in Braskem Idesa and the remaining 25% pertains to Etileno XXI, S.A. de C.V.

Other corporate events of 2015 and which did not produce significant impact on these financial statements were presented in the 2015 annual financial statements of the Company (Note 1(a)).

* unreviwed

(b)                    Net working capital

On June 30, 2016, net working capital at the Parent Company was negative R$4,277,619 (negative R$5,369,459 on December 31, 2015). On the other hand, consolidated net working capital was positive R$2,931,561 (positive R$816,258 on December 31, 2015).  The consolidated figures are used in the management of working capital, since the Company uses mechanisms to transfer funds between the companies efficiently without jeopardizing the fulfillment of the commitments of each of the entities forming the consolidated statements. For this reasons, any analysis of the Parent Company’s working capital will not reflect the actual liquidity position of the consolidated group.

2.                       Summary of significant accounting policies

There were no changes in the accounting practices used in the preparation of the Quarterly Information in relation to those presented in the December 31, 2015 financial statements.

2.1.                 Basis of preparation

This Quarterly Information should be read together with the financial statements of Braskem as of December 31, 2015, which were prepared and presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The preparation of the quarterly information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies. There were no significant changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2015 financial statements.

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

Issue of these financial statements was authorized by the Executive Board on August 1, 2016.

2.1.1             Consolidated and parent company quarterly information

The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements CPC 21 and IAS 34 - Interim Financial Reporting, which establish the minimum content for interim financial statements. The parent company information was prepared and is being presented in accordance with CPC pronouncement.

The individual and consolidated Statement of Value Added (“DVA”) is required under Brazilian corporations law and under the accounting practices adopted in Brazil for public companies. IFRS does not require the presentation of this statement.

2.1.2             Consolidated quarterly information

The consolidated quarterly information includes the quarterly information of the Parent Company and companies in which it, directly or indirectly, maintains a controlling equity interest or controls the activities, as presented below:

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

		Total interest - %

		Headquarters	Jun/2016	Dec/2015
Direct and Indirect subsidiaries
Alclor Química de Alagoas Ltda ("Alclor")	(i)	Brazil		100.00
Braskem America Finance Company ("Braskem America Finance")		USA	100.00	100.00
Braskem America, Inc. (“Braskem America”)		USA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00
Braskem International GmbH ("Braskem Austria")	(ii)	Austria	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")	(iii)	Austria		100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00
Braskem Idesa		Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00
Braskem Incoporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)		Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)		Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00
Braskem Petroquímica Ltda. ("Braskem Petroquímica")		Brazil	100.00	100.00
Quantiq Distribuidora Ltda. ("Quantiq")		Brazil	100.00	100.00
IQAG Armazéns Gerais Ltda. ("IQAG")		Brazil	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil	100.00	100.00
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("Fundo Júpiter")		Brazil	100.00	100.00

(i)         Merged into the subsidiary Braskem Petroquímica in April 2016.

(ii)       In the process of dissolution.

(iii)      Dissolved in January 2016.

2.2.                 Foreign currency translation

The information on foreign currency translation was presented in the 2015 annual financial statements of the Company, in Note 2.2.

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

(a)                    Brazilian real as functional currency

The Company has a few associates abroad using Brazilian real as the functional currency. Transactions and balances in foreign currency are translated into the functional currency using foreign exchange rates on the dates of the transactions or at the end of the period, as applicable. Foreign exchange gains and losses resulting from the settlement of these transactions and translation at foreign exchange rates at the end of the year, relating to monetary assets and liabilities in foreign currency, are recognized in the statement of operations for the year as “financial income” and “financial expenses”, respectively, except when classified as “hedge accounting,” in which case these are recognized under shareholders' equity as cash flow hedge operations.

(b)                    Exchange variation effects

The main effects from exchange variation in these financial statements are shown below:

	End of period rate			Average rate for period ended
	Jun/2016	Dec/2015	Variation	Jun/2016	Jun/2015	Variation
U.S. dollar - Brazilizan real	3.2098	3.9048	-17.80%	3.7017	2.9715	24.57%
U.S. dollar - Mexican peso	18.5100	17.3700	6.56%	18.0712	15.1405	19.36%
U.S. dollar - Euro	0.8994	0.9187	-2.09%	0.8957	0.8969	-0.13%

2.3.                 Reconciliation of equity and profit (loss) for the period between Parent Company and consolidated

	Shareholders' equity		Profit for the period
	Jun/2016	Dec/2015	Jun/2016	Jun/2015

Parent company	5,794,954	2,071,488	1,187,717	1,347,585
Braskem shares owned by subsidiary	(48,892)	(48,892)
Non-controlling interest in Braskem Idesa	(872,226)	(684,885)	(160,110)	(88,806)
Consolidated	4,873,836	1,337,711	1,027,607	1,258,779

3.                       Cash and cash equivalents

The information on cash and cash equivalents was presented in the 2015 annual financial statements of the Company, in Note 5.

		Consolidated
		Jun/2016	Dec/2015

Cash and banks	(i)	2,255,217	873,966
Cash equivalents:
Domestic market		2,448,427	2,428,995
Foreign market	(i)	2,036,989	4,136,762
Total		6,740,633	7,439,723

(i)         On June 30, 2016, it includes cash and banks of R$38,623 (R$96,830 on December 31, 2015) and cash equivalents of R$26,870 (R$37,809 on December 31, 2015) of the subsidiary Braskem Idesa, available for its exclusive use.

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

4.                       Financial investments

The information on financial investments was presented in the 2015 annual financial statements of the Company, in Note 6.

		Consolidated
		Jun/2016	Dec/2015
Held-for-trading	0
Time deposit investments	(i)	427,688
Other	0	531	1,172
Held-to-maturity	0
Quotas of investment funds in credit rights	0		46,193
Total		428,219	47,365

Current assets		428,219	1,172
Non-current assets			46,193
Total		428,219	47,365

(i)    This investment was given as guarantee to cover Braskem’s obligation related to the constitution of a reserve account for the project finance of the subsidiary Braskem Idesa.

5.                       Trade accounts receivable

The information on trade accounts receivable was presented in the 2015 annual financial statements of the Company, in Note 7.

	Consolidated		Parent company
	Jun/2016	Dec/2015	Jun/2016	Dec/2015
Consumers:
Domestic market	1,252,641	1,439,133	1,281,767	1,370,971
Foreign market	1,229,458	1,643,807	5,278,014	5,724,982
Allowance for doubtful accounts	(369,229)	(327,974)	(328,758)	(290,010)
Total	2,112,870	2,754,966	6,231,023	6,805,943

Current assets	2,085,423	2,735,144	2,629,232	2,526,510
Non-current assets	27,447	19,822	3,601,791	4,279,433
Total	2,112,870	2,754,966	6,231,023	6,805,943

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

6.                       Inventories

The information on inventories was presented in the 2015 annual financial statements of the Company, in Note 8.

	Consolidated		Parent company
	Jun/2016	Dec/2015	Jun/2016	Dec/2015

Finished goods	3,566,927	3,928,446	2,513,458	2,812,657
Raw materials, production inputs and packaging	886,144	1,008,217	741,154	879,608
Maintenance materials	313,992	289,568	185,056	196,432
Advances to suppliers	245,977	315,234	234,405	304,816
Imports in transit and other	87,126	110,787	73,825	72,661
Total	5,100,166	5,652,252	3,747,898	4,266,174

Current assets	5,031,098	5,517,206	3,678,830	4,131,128
Non-current assets	69,068	135,046	69,068	135,046
Total	5,100,166	5,652,252	3,747,898	4,266,174

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

7.        Related parties

The information concerning related parties was presented in the 2015 annual financial statements of the Company, in Note 9.

(a)     Consolidated

	Consolidated
	Balances at June 30, 2016					Balances at December 31, 2015
	Associated companies, Jointly-controlled investment and Related companies					Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and		Petrobras and			Odebrecht and		Petrobras and
Balance sheet	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries	Other	Total
Assets
Current
Trade accounts receivable	3,995		12,841	23,928	40,764	12,851		141,550	33,997	188,398
Inventories	141,176	7(b.i)	4,807		145,983	138,619	7(b.i)			138,619
Dividends and interest on capital
Related parties	62		10,320		10,382			9,927	580	10,507

Non-current
Advances to suppliers						58,443	7(b.i)			58,443
Related parties
Intracompany loan			82,065		82,065			78,332		78,332
Other receivables			228,147		228,147			66,301		66,301
Total assets	145,233		338,180	23,928	507,341	209,913		296,110	34,577	540,600

Liabilities
Current
Trade payables	31,720		1,534,220	1,517	1,567,457	284,973		1,400,485	2,011	1,687,469
Total liabilities	31,720		1,534,220	1,517	1,567,457	284,973		1,400,485	2,011	1,687,469

	Period ended June 30, 2016					Period ended June 30, 2015
	Associated companies, Jointly-controlled investment and Related companies					Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and		Petrobras and			Odebrecht and		Petrobras and
	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries	Other	Total
Transactions
Sales of products	30,707		1,009,837	275,852	1,316,396	27,279		939,454	211,527	1,178,260
Purchases of raw materials, finished goods
services and utilities	859,246	(i)	5,826,466	39,933	6,725,645	1,726,633	(i)	6,605,617	26,870	8,359,120
Financial income (expenses), net	160		(104,399)		(104,239)			2,798		2,798
Post-employment benefits plan
Odebrecht previdência Privada ("Odeprev")				10,054	10,054				9,832	9,832

(i)    Includes expenses with the Braskem Idesa project, of which R$539,096 related to the period ended June 30, 2016, and R$1,591,553 related to the period ended June 30, 2015 (Note 13).

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

(b)     Parent Company

	Balances at June 30, 2016
	Associated companies, Jointly-controlled investment and associated companies							Related companies			SPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and		Petrobras and	FIM Sol and
Balance sheet	Inc	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	subsidiaries		subsidiaries	FIM Júpiter	Total
Assets
Current
Cash and equivalents											387,418	387,418
Trade accounts receivable		1,185,003		146,422	91,781	102,588	73,408	3,995		10,355		1,613,552
Inventories								141,176	7(b.i)	4,807		145,983
Dividends and interest on capital				97,611			1,507					99,118
Related parties		49		245,245	52,588		17,657	62		9,925		325,526

Non-current
Trade accounts receivable	3,575,492											3,575,492
Related parties
Loan agreeements	13,877						92			82,065		96,034
Other receivables										191,505		191,505
Total assets	3,589,369	1,185,052		489,278	144,369	102,588	92,664	145,233		298,657	387,418	6,434,628

Liabilities
Current
Trade payables		3,919,031		832,963	18		861	27,078		1,510,894		6,290,845
Accounts payable to related parties
Advance to export			2,072,260		18,002							2,090,262
Other payables				184,080	593		16					184,689

Non-current
Trade payables	1,554,541											1,554,541
Accounts payable to related parties
Advance to export			7,887,203		908,373							8,795,576
Payable notes	12,327			1,447								13,774
Total liabilities	1,566,868	3,919,031	9,959,463	1,018,490	926,986		877	27,078		1,510,894		18,929,687

		Period ended June 30, 2016
	Associated companies, Jointly-controlled investment and associated companies							Related companies
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and		Petrobras and
	Inc	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	subsidiaries		subsidiaries	Other	Total
Transactions
Sales of products	83,183	1,349,464		1,062,334	110,880	149,750	441,938	30,437		987,501		4,215,487
Purchases of raw materials, finished products
services and utilities	160,378	2,308,173		2,107,124			45,590	311,394		5,348,381		10,281,040
Financial income (expenses), net	(399,819)	520,893	1,859,698	(3)	148,617	(30,941)	(11,875)	164		(104,399)		1,982,335
General and administrative expenses - Odeprev											9,378	9,378

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

	Balances at December 31, 2015
	Associated companies, Jointly-controlled investment and associated companies								Related companies			SPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and		Petrobras and	FIM Sol and
Balance sheet	Inc	Holanda	Holanda Inc	Petroquímica	America	Austria	Argentina	Other	subsidiaries		subsidiaries	FIM Júpiter	Total
Assets
Current
Cash and equivalents												1,461,914	1,461,914
Trade accounts receivable		645,621		144,433	38,890		202,937	66,976	12,851		138,226		1,249,934
Inventories									138,619	7(b.i)			138,619
Dividends and interest on capital				84,150									84,150
Related parties				20,039	46,648			41,987	62		9,925		118,661

Non-current
Trade accounts receivable	4,261,535												4,261,535
Advances to suppliers									58,443	7(b.i)			58,443
Related parties
Loan agreements	16,541							113			78,332		94,986
Other receivables											29,659		29,659
Total assets	4,278,076	645,621		248,622	85,538		202,937	109,076	209,975		256,142	1,461,914	7,497,901

Liabilities
Current
Trade payables		3,068,634		686,084	21			2,862	27,715		1,381,150		5,166,466
Accounts payable to related parties
Advance to export	15,629		4,065,040		22,171								4,102,840
Other payables		9,538		149,520	689			35,148					194,895

Non-current
Trade payables	3,280,511												3,280,511
Accounts payable to related parties
Advance to export	149,684		9,634,023		1,105,058								10,888,765
Payable notes	14,995			1,447									16,442
Total liabilities	3,460,819	3,078,172	13,699,063	837,051	1,127,939			38,010	27,715		1,381,150		23,649,919

	Period ended June 30, 2015
	Associated companies, Jointly-controlled investment and associated companies								Related companies
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and		Petrobras and
	Inc	Holanda	Holanda Inc	Petroquímica	America	Austria	Argentina	Other	subsidiaries		subsidiaries	Other	Total
Transactions
Sales of products	69,277	1,308,740		1,273,418	2,454		145,550	329,326	27,265		854,463		4,010,493
Purchases of raw materials, finished products
services and utilities	1,087,709	1,008,224		246,151				22,663	129,989		6,261,641		8,756,377
Financial income (expenses)	(578,824)	(1,793,554)			(132,799)	(75,782)	20,227	19,493			2,798		(2,538,441)
General and administrative expenses - Odeprev												9,191	9,191

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

The main transactions with related companies in the period ended June 30, 2016, except for those with subsidiaries of the Company, were:

(i)                 In March 2016, an agreement was entered into with Usina Conquista do Pontal S.A., with Agro Energia Santa Luzia S.A. and with Odebrecht Agroindustrial Participações S.A. to ensure the continued supply of hydrous ethanol to the Company, with technical flexibilities and differentiated commercial conditions, through an advance duly restated by the market rate and guaranteed by Odebrecht S.A. The Companies that are parties to the agreement are indirectly controlled by Odebrecht S.A. The price of hydrous ethanol is based on the Monthly Rate published by the Luiz de Queiroz College of Agriculture (ESALQ) Hydrous Fuel – São Paulo, in R$/liter, of the reference month and with a discount. The agreement has an estimated maximum amount of R$305,000 and is valid through April 30, 2017.

(ii)               In March 2016, an agreement was entered into with Refinaria de Petróleo Riograndense S.A. (“RPR”) for the sale of gasoil to RPR to be used as feedstock in the diesel production process, which is renewed on a monthly basis.

(iii)             Since March 2016, Braskem has had agreements for the sale of gasoline to RPR, renewable on a monthly basis.

(iv)             In June 2016, an agreement was signed for the sale of gasoline to Petrobras Distribuidora, a wholly-owned subsidiary of Petrobras. The agreement expired on July 30, 2016.

(v)               In June 2016, an amendment to the agreement with Transpetro was executed for the acquisition of naphtha and condensate handling and storage services by Braskem’s Basic Petrochemicals Unit, located in the Triunfo Industrial Complex. The amendment is worth an estimated R$8 million and is valid through December 2016.

(c)                    Key management personnel

	Consolidated
Income statement transactions	Jun/2016	Jun/2015
Remuneration
Short-term benefits to employees and managers	16,065	14,402
Post-employment benefit	174	114
Total	16,239	14,516

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

8.                       Taxes recoverable

The information on taxes recoverable was presented in the 2015 annual financial statements of the Company, in Note 10.

	Consolidated		Parent company
	Jun/2016	Dec/2015	Jun/2016	Dec/2015

Brazil
IPI	47,291	23,996	44,961	22,615
Value-added tax on sales and services (ICMS) - normal operations	376,026	403,842	282,262	310,754
ICMS - credits from PP&E	123,858	121,954	117,603	115,354
Social integration program (PIS) and social contribution
on revenue (COFINS) - normal operations	22,935	69,431	22,717	69,004
PIS and COFINS - credits from PP&E	244,520	230,030	231,536	217,482
Income tax and social contribution (IR and CSL)	770,606	944,863	621,748	779,277
REINTEGRA program	53,802	274,654	52,139	271,823
Federal supervenience	166,888	173,436	161,392	168,507
Other	11,956	14,281	7,685	6,309

Other countries
Value-added tax ("VAT")	235,360	277,751
Income tax	14,017	40,263
Other	2,777	1,559
Total	2,070,036	2,576,060	1,542,043	1,961,125

Current assets	771,216	1,272,004	354,404	762,824
Non-current assets	1,298,820	1,304,056	1,187,639	1,198,301
Total	2,070,036	2,576,060	1,542,043	1,961,125

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

9.                       Investments

The information related to investments was presented in the Company’s 2015 annual financial statements, in Note 11.

(a)                    Information on investments

	Interest in total capital	Adjusted net profit (loss)		Adjusted
	total (%) - 6/30/2016	for the period		equity
	Direct e Indirect	Jun/2016	Jun/2015	Jun/2016	Dec/2015

Subsidiaries
Alclor		(1,248)	(1,613)		35,435
Braskem Alemanha	100.00	949,347	86,005	2,498,028	2,040,998
Braskem America	100.00	770,363	38,702	2,264,401	1,947,177
Braskem America Finance	100.00	210	186	2,731	3,065
Braskem Argentina	100.00	1,495	2,600	17,641	16,146
Braskem Austria	100.00	(96)	(1,830)	4,183	5,118
Braskem Austria Finance			(30)		75
Braskem Holanda	100.00	862,495	300,270	1,024,736	958,377
Braskem Holanda Finance	100.00	(10)	(4)	(18)	(12)
Braskem Holanda Inc	100.00	1,221	(88)	989	(158)
Braskem Finance	100.00	52,426	(78,331)	(84,586)	(137,013)
Braskem Idesa	75.00	(640,440)	(534,799)	(3,488,902)	(1,991,690)
Braskem Idesa Serviços	75.00	1,891	4,951	7,363	8,860
Braskem Inc	100.00	(66,242)	312,731	777,338	843,579
Braskem México	100.00	17,616	71,191	175,637	206,806
Braskem México Sofom	100.00	1,842		6,070	1,566
Braskem México Serviços	100.00	371	2,302	3,878	3,424
Braskem Petroquímica	100.00	127,598	150,512	2,168,266	2,018,696
IQAG	100.00	5,189	2,963	15,492	16,934
Lantana	100.00	187	(121)	(860)	(1,047)
Braskem Chile	100.00	888	1,095	8,596	7,707
Quantiq	100.00	18,256	892	262,602	244,345

Jointly-controlled investment
RPR	33.20	36,931	24,297	131,090	145,551
Odebrecht Comercializadora de Energia S.A. ("OCE")	20.00	(207)	12,473	11,234	11,441

Associates
Borealis	20.00	796	5,345	158,887	158,366

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

(b)                    Changes in investments – parent company

	Subsidiaries and jointly-controlled investment
	Domestic subsidiaries	Foreign subsidiaries	Domestic associates	Other	Total

Balance at Dec/2015	2,418,563	2,139,711	31,673	3,828	4,593,775
Dividends and interest on capital	(17,760)				(17,760)
Equity of investments
Effect of results	158,032	869,893	816		1,028,741
Adjustment of profit in inventories	7,480	(5,182)			2,298
Goodwill amortization	(15,960)				(15,960)
Equity valuation adjustments	(12,765)	(657,651)			(670,416)
Currency translation adjustments		(215,975)			(215,975)
Balance at Jun/2016	2,537,590	2,130,796	32,489	3,828	4,704,703

(c)                    Equity accounting results – breakdown

		Parent company
	Jun/2016	Jun/2015

Equity in results of subsidiaries, associate and jointly-controlled	1,031,038	818,927
Amortization of fair value adjustment	(15,960)	(15,612)
Provision for losses on investments	52,428	(346,270)
Other	364	12
	1,067,870	457,057

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

(d)                    Impacts on consolidation of Braskem Idesa

In compliance with IFRS 12 and CPC 45, the Company is presenting the financial statements of the subsidiary in which it holds non-controlling interest and the effects on the Company’s consolidated statements.

Balance sheet	Consolidated Braskem
	Ex consolidated Braskem Idesa			Braskem Idesa consolidated (i)			Eliminations		Consolidated
Assets	Jun/2016	Dec/2015		Jun/2016	Dec/2015		Jun/2016	Dec/2015	Jun/2016	Dec/2015

Curent
Cash and cash equivalents	6,675,140	7,305,084		65,493	134,640				6,740,633	7,439,724
Financial investments	428,219	1,172							428,219	1,172
Trade accounts receivable	1,973,354	2,632,142		148,045	120,848		(35,976)	(17,846)	2,085,423	2,735,144
Inventories	4,765,784	5,344,077		265,314	173,129				5,031,098	5,517,206
Taxes recoverable	614,665	1,052,933		156,551	219,071				771,216	1,272,004
Other receivables	315,132	504,034		71,866	29,260	(ii)	(57)	(57)	386,941	533,237

	14,772,294	16,839,442		707,269	676,948		(36,033)	(17,903)	15,443,530	17,498,487
Non-current
Taxes recoverable	1,298,766	1,303,987		54	69				1,298,820	1,304,056
Deferred tax	451,510	2,401,091		1,099,282	825,416				1,550,792	3,226,507
Related parties	4,912,320	4,556,671				(ii)	(4,602,108)	(4,412,038)	310,212	144,633
Other receivables	785,027	906,033		513	32,011				785,540	938,044
Property, plant and equipment	18,752,088	19,545,128		12,354,466	15,134,641	(iii)	(734,887)	(717,806)	30,371,667	33,961,963
Intangible	2,698,470	2,806,734		136,417	80,870				2,834,887	2,887,604

	28,898,181	31,519,644		13,590,732	16,073,007		(5,336,995)	(5,129,844)	37,151,918	42,462,807

Total assets	43,670,475	48,359,086		14,298,001	16,749,955		(5,373,028)	(5,147,747)	52,595,448	59,961,294

Liabilities
Current
Trade payables	7,593,013	11,287,141		224,931	429,400		(35,976)	(17,846)	7,781,968	11,698,695
Borrowings	2,644,860	1,968,540							2,644,860	1,968,540
Project finance				464,466	302,266				464,466	302,266
Payroll and related charges	400,531	582,921		11,760	22,138				412,291	605,059
Taxes payable	565,512	709,695		29,062	34,965				594,574	744,660
Other payables	495,218	1,313,201		118,592	49,808				613,810	1,363,009

	11,699,134	15,861,498		848,811	838,577		(35,976)	(17,846)	12,511,969	16,682,229

Non-current
Loan agreements	21,036,636	25,370,260							21,036,636	25,370,260
Project finance				9,898,313	11,975,167				9,898,313	11,975,167
Accounts payable to related parties				4,699,812	4,372,482	(ii)	(4,699,812)	(4,372,482)
Non-controlling loan in Braskem Idesa			(v)	1,573,753	1,538,784				1,573,753	1,538,784
Provision for losses on subsidiaries	2,616,677	2,054,654				(iv)	(2,616,677)	(2,054,654)
Other payables	2,571,966	3,050,078		128,975	7,065				2,700,941	3,057,143

	26,225,279	30,474,992		16,300,853	17,893,498		(7,316,489)	(6,427,136)	35,209,643	41,941,354

Shareholders' equity
Attributable to the Company's shareholders	5,746,062	2,022,596		(2,851,663)	(1,982,120)		2,851,663	1,982,120	5,746,062	2,022,596
Non-controlling interest
in Braskem Idesa							(872,226)	(684,885)	(872,226)	(684,885)

	5,746,062	2,022,596		(2,851,663)	(1,982,120)		1,979,437	1,297,235	4,873,836	1,337,711

Total liabilities and shareholders' equity	43,670,475	48,359,086		14,298,001	16,749,955		(5,373,028)	(5,147,747)	52,595,448	59,961,294

(i)         Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.

(ii)     Loan from Braskem as part of shareholders’s contribution to the project.

(iii)      Adjustment corresponding to the capitalization of a portion of financial charges of the loan granted by Braskem to Braskem Idesa.

(iv)      Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.

(v)       The loan show in this item is owed to the non-controlling shareholder as part of shareholders’s contribution to the project and will be paid solely with the cash generated from the project.

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	Jun/2016	Jun/2015	Jun/2016	Jun/2015	Jun/2016	Jun/2015	Jun/2016	Jun/2015

Net sales revenue	23,792,548	21,648,879	318,476	187,994	(52,909)	(49,777)	24,058,115	21,787,096
Cost of products sold	(17,333,912)	(17,253,360)	(259,479)	(197,658)	36,687	32,922	(17,556,704)	(17,418,096)

	6,458,636	4,395,519	58,997	(9,664)	(16,222)	(16,855)	6,501,411	4,369,000

Income (expenses)
Selling and distribution	(631,367)	(505,841)	(44,048)	(16,550)			(675,415)	(522,391)
General and administrative	(657,630)	(595,387)	(88,759)	(18,351)	24,112	16,855	(722,277)	(596,883)
Research and development	(82,628)	(82,157)					(82,628)	(82,157)
Results from equity investments	(466,953)	(257,642)		963	480,330	266,418	13,377	9,739
Other operating income (expenses), net	(176,421)	(88,028)	(14,262)	(1,720)			(190,683)	(89,748)

	4,443,637	2,866,464	(88,072)	(45,322)	488,220	266,418	4,843,785	3,087,560

Financial results
Financial expenses	(2,091,486)	(1,769,098)	(739,361)	(85,181)	103,550	(1,261)	(2,727,297)	(1,855,540)
Financial income	(554,267)	837,510	30,019	52,591	(107,786)	(239,444)	(632,034)	650,657

	(2,645,753)	(931,588)	(709,342)	(32,590)	(4,236)	(240,705)	(3,359,331)	(1,204,883)

Profit before income tax
and social contribution	1,797,884	1,934,876	(797,414)	(77,912)	483,984	25,713	1,484,454	1,882,677

IR and CSL - current and deferred	(610,167)	(587,291)	153,320	(36,607)			(456,847)	(623,898)
	(610,167)	(587,291)	153,320	(36,607)			(456,847)	(623,898)

Profit for the period	1,187,717	1,347,585	(644,094)	(114,519)	483,984	25,713	1,027,607	1,258,779

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

Statement of cash flows	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	Jun/2016	Jun/2015	Jun/2016	Jun/2015	Jun/2016	Jun/2015	Jun/2016	Jun/2015

Profit before income tax and social contribution	1,797,884	1,934,876	(797,414)	(77,912)	483,984	25,713	1,484,454	1,882,677

Adjustments for reconciliation of profit
Depreciation, amortization and depletion	1,203,874	1,012,731	59,707	302	(7,890)		1,255,691	1,013,033
Results from equity investments	466,953	256,679			(480,330)	(266,418)	(13,377)	(9,739)
Interest and monetary and exchange variations, net	214,597	866,544	909,746	423,423	(146,261)		978,082	1,289,967
Other	12,935	5,301	24				12,959	5,301

	3,696,243	4,076,131	172,063	345,813	(150,497)	(240,705)	3,717,809	4,181,239

Changes in operating working capital
Held-for-trading financial investments	(409,333)	17,441					(409,333)	17,441
Trade accounts receivable	651,049	(52,278)	(27,197)	(22,201)	18,130	17,846	641,982	(56,633)
Inventories	553,548	(1,592)	(43,913)	86,498			509,635	84,906
Taxes recoverable	626,156	258,075	60,621	314,447			686,777	572,522
Other receivables	5,899	5,024	(23,384)	3,698			(17,485)	8,722
Trade payables	(2,128,717)	(989,504)	(204,469)	(246,749)	(18,130)	(17,846)	(2,351,316)	(1,254,099)
Taxes payable	(279,020)	55,243	257,397	7,278			(21,623)	62,521
Other payables	(381,758)	(554,467)	160,480	213,100			(221,278)	(341,367)

Cash from operations	2,334,067	2,814,073	351,598	701,884	(150,497)	(240,705)	2,535,168	3,275,252

Interest paid	(411,724)	(240,299)	(274,522)	(228,408)			(686,246)	(468,707)
Income tax and social contribution paid	(668,126)	(50,425)					(668,126)	(50,425)

Net cash generated by operating activities	1,254,217	2,523,349	77,076	473,476	(150,497)	(240,705)	1,180,796	2,756,120

Proceeds from the sale of fixed assets	114	686					114	686
Acquisitions to property, plant and equipment	(594,220)	(536,411)	(1,025,797)	(1,532,201)	150,497	240,705	(1,469,520)	(1,827,907)
Acquisitions of intangible assets	(16,348)	(9,670)					(16,348)	(9,670)
Held-for-maturity financial investments	38,353	(11)					38,353	(11)

Net cash used in investing activities	(572,101)	(545,406)	(1,025,797)	(1,532,201)	150,497	240,705	(1,447,401)	(1,836,902)

Short-term and long-term debt
Obtained borrowings	1,937,284	2,659,341					1,937,284	2,659,341
Payments of borrowings	(1,865,492)	(3,049,074)					(1,865,492)	(3,049,074)
Project finance
Obtained funds			153,126	1,250,201			153,126	1,250,201
Payments	1,111		(228,312)	(370,979)			(227,201)	(370,979)
Related parties
Obtained loans (payment of loans )	(925,183)	(244,322)	925,183	244,322
Dividends paid	(998,982)	(482,074)					(998,982)	(482,074)
Repurchase of treasury shares		(927)						(927)

Net cash used in financing activities	(1,851,262)	(1,117,056)	849,997	1,123,544			(1,001,265)	6,488

Exchange variation on cash of foreign subsidiaries	539,202	(81,051)	29,578	(16,989)			568,780	(98,040)

Increase (decrease) in cash and cash equivalents	(629,944)	779,836	(69,146)	47,830			(699,090)	827,666

Represented by
Cash and cash equivalents at the beginning for the period	7,305,084	3,659,495	134,639	333,864			7,439,723	3,993,359
Cash and cash equivalents at the end for the period	6,675,140	4,439,331	65,493	381,694			6,740,633	4,821,025

Increase (decrease) in cash and cash equivalents	(629,944)	779,836	(69,146)	47,830			(699,090)	827,666

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

10.                   Property, plant and equipment

The information on property, plant and equipment was presented in the Company’s 2015 annual financial statements, in Note 12.

		Consolidated
				Jun/2016			Dec/2015
			Accumulated			Accumulated
			depreciation/			depreciation/
		Cost	depletion	Net	Cost	depletion	Net

Land		447,122		447,122	479,621		479,621
Buildings and improvements		5,198,083	(967,219)	4,230,864	5,435,600	(904,324)	4,531,276
Machinery, equipment and installations		36,238,608	(15,340,341)	20,898,267	37,401,007	(14,513,744)	22,887,263
Projects in progress	(i)	4,276,234		4,276,234	5,506,044		5,506,044
Other		1,215,118	(695,938)	519,180	1,212,365	(654,606)	557,759
Total		47,375,165	(17,003,498)	30,371,667	50,034,637	(16,072,674)	33,961,963

(i)      On June 30, 2016, the main amounts included in this account refer to the expenses with the subsidiary Braskem Idesa project (R$1,331,347) and expenses with planned shutdown maintenance which is in preparation or in progress (R$671,711). The balance corresponds mainly to diverse projects aimed at maintenance of plants’ production capacity.

The capitalized charges in the period ended June 30, 2016 were R$298,804 (R$364,435 on June 30, 2015).

There were no significant events or circumstances in the period ended June 30, 2016 that indicate the need for impairment testing on the property, plant and equipment.

11.                   Intangible assets

The information on intangible assets was presented in the 2015 annual financial statements of the Company, in Note 13.

	Consolidated
			Jun/2016	Dec/2015
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,187,722	(1,128,804)	2,058,918	3,187,722	(1,128,804)	2,058,918
Trademarks and patents	349,092	(103,284)	245,808	298,438	(100,782)	197,656
Software and use rights	575,214	(403,830)	171,384	536,786	(336,029)	200,757
Contracts with customers and suppliers	690,446	(331,669)	358,777	795,782	(365,509)	430,273
Total	4,802,474	(1,967,587)	2,834,887	4,818,728	(1,931,124)	2,887,604

There were no significant events or circumstances in the period ended June 30, 2016 that indicated the need for updating the impairment testing of intangible assets with indefinite useful life made in the end of 2015, or that indicated the need to perform an impairment testing of intangible assets with definite useful life.

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

12.                   Borrowings

The information on borrowings was presented in the 2015 annual financial statements of the Company, in Note 14.

			Consolidated
	Annual financial charges	Jun/2016	Dec/2015
Foreign currency
Bonds	Note 12 (a)	14,001,487	17,004,617
Advances on exchange contracts	US dollar exchange variation + 3.40%	666,711	255,809
Export prepayment	Note 12 (b)	740,860	549,036
BNDES	Note 12 (c)	265,891	409,076
Export credit notes	Note 12 (d)	1,155,063	1,405,227
Working capital	US dollar exchange variation + 1.70% above Libor	1,568,250	1,907,145
Transactions costs		(223,709)	(248,838)
		18,174,553	21,282,072

Current liabilities		1,601,821	763,071
Non-current liabilities		16,572,732	20,519,001
Total		18,174,553	21,282,072

Local currency
Export credit notes	Note 12 (d)	2,099,076	2,350,965
BNDES	Note 12 (c)	2,772,877	3,001,776
BNB/ FINAME/ FINEP/ FUNDES	6.45%	576,012	642,739
BNB/ FINAME/ FINEP/ FUNDES	TJLP + 1.90%	2,015	2,177
Fundo de Desenvolvimento do Nordeste (FDNE)	6.50%	49,456	51,939
Other	CDI + 0.04%	21,693	23,714
Transactions costs		(14,186)	(16,582)
		5,506,943	6,056,728

Current liabilities		1,043,039	1,205,469
Non-current liabilities		4,463,904	4,851,259
Total		5,506,943	6,056,728

Foreign currency and local currency
Current liabilities		2,644,860	1,968,540
Non-current liabilities		21,036,636	25,370,260
Total		23,681,496	27,338,800

			Parent company
		Jun/2016	Dec/2015
Foreign currency
Current liabilities		2,076,948	1,361,655
Non-current liabilities		2,555,991	3,355,752
		4,632,939	4,717,407
Local currency
Current liabilities		1,043,039	1,205,469
Non-current liabilities		4,463,904	4,851,260
		5,506,943	6,056,729

Foreign currency and local currency
Current liabilities		3,119,987	2,567,124
Non-current liabilities		7,019,895	8,207,012
Total		10,139,882	10,774,136

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

(a)                    Bonds

		Issue amount		Interest	Consolidated
Issue date		US$	Maturity	(% per year)	Jun/2016	Dec/2015
September - 2006		275,000	January - 2017	8.00	185,476	225,637
June - 2008		500,000	June - 2018	7.25	427,204	539,327
May - 2010		400,000	May - 2020	7.00	154,611	188,088
May - 2010		350,000	May - 2020	7.00	1,135,008	1,380,764
October - 2010		450,000	no maturity date	7.38	1,469,858	1,757,160
April - 2011		750,000	April - 2021	5.75	2,428,067	2,953,803
July - 2011		500,000	July - 2041	7.13	1,655,086	2,013,453
February - 2012		250,000	April - 2021	5.75	812,063	987,894
February - 2012		250,000	no maturity date	7.38	816,588	976,200
May - 2012		500,000	May - 2022	5.38	1,618,798	1,969,307
July - 2012		250,000	July - 2041	7.13	827,543	1,006,727
February - 2014	(i)	500,000	February - 2024	6.45	1,647,457	2,004,171
May - 2014	(ii)	250,000	February - 2024	6.45	823,728	1,002,086
Total		5,225,000			14,001,487	17,004,617

(i)    Effective interest rate including transaction costs is 7.78% p.a.;

(ii)   Effective interest rate including transaction costs is 7.31% p.a.

(b)                    Export prepayments

	Initial amount
	of the transaction			Consolidated
Issue date	US$	Maturity	Charges (% per year)	Jun/2016	Dec/2015
January - 2013	200,000	November - 2022	US dollar exchange variation + semiannual Libor + 3.40%	418,875	549,036
May - 2016	50,000	May - 2017	US dollar exchange variation + semiannual Libor + 3.35%	161,017
June- 2016	50,000	December - 2016	US dollar exchange variation + semiannual Libor + 3.55%	160,968
Total	300,000			740,860	549,036

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

(c)                    BNDES borrowings

					Consolidated
Projects	Issue date	Maturity	Charges (% per year)	Jun/2016	Dec/2015

Foreign currency
Other	2006	October - 2016	US dollar exchange variation + 6.91	1,053	3,204
Braskem Qpar expansion	2007/2008	April - 2016	US dollar exchange variation + 6.89		2,426
Green PE	2009	July - 2017	US dollar exchange variation + 6.69	16,506	29,352
Limit of credit II	2009	January - 2017	US dollar exchange variation + 6.69	20,956	47,353
New plant PVC Alagoas	2010	January - 2020	US dollar exchange variation + 6.69	92,899	128,806
Limit of credit III	2011	October - 2018	US dollar exchange variation + 6.53 to 6.56	98,581	149,495
Butadiene	2011	January - 2021	US dollar exchange variation + 6.56	35,896	48,440
				265,891	409,076

Local currency
Other	2006	September - 2016	TJLP + 2.80	4,531	13,501
Braskem Qpar expansion	2007/2008	February - 2016	TJLP + 2.15 to 3.30		5,372
Green PE	2009	June - 2017	TJLP + 0.00 to 4.78	80,014	119,201
Limit of credit II	2009	January - 2017	TJLP + 2.58 to 3.58	46,087	85,004
Limit of credit II	2009	January - 2021	4.00 to 4.50	86,643	96,698
New plant PVC Alagoas	2010	December - 2019	TJLP + 0.00 to 3.58	207,506	235,641
New plant PVC Alagoas	2010	December - 2019	5.50	23,387	26,732
Limit of credit III	2011	December - 2021	TJLP + 0.00 to 3.58	1,017,124	1,154,552
Limit of credit III	2011	December - 2021	SELIC + 2.32 to 2.78	274,863	284,263
Limit of credit III	2011	December - 2021	3.50 to 7.00	209,303	230,198
Butadiene	2011	December - 2020	TJLP + 0.00 to 3.45	87,364	96,407
Finem	2014	March - 2021	TJLP + 0.00 to 2.78	212,023	215,372
Finem	2014	March - 2021	SELIC + 2.78	167,039	160,603
Finem	2014	March - 2021	6.00	6,330	6,664
Limit of credit IV	2015	January - 2022	TJLP + 0.00 a 2.62	176,498	140,024
Limit of credit IV	2015	January - 2022	SELIC + 2.32	174,165	131,544
				2,772,877	3,001,776

Total				3,038,768	3,410,852

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

(d)                    Export credit notes (“NCE”)

		Initial amount				Consolidated
Issue date		of the transaction	Maturity	Charges (% per year)	Jun/2016	Dec/2015

Foreign currency		US$
November - 2006		167,014	May - 2018	Us dollar exchange variation + 8.10	253,237	308,069
April - 2007		101,605	March - 2018	Us dollar exchange variation + 7.87	163,402	198,782
May - 2007		146,010	May - 2019	Us dollar exchange variation + 7.85	242,310	294,840
January - 2008		266,430	February - 2020	Us dollar exchange variation + 7.30	496,114	603,536
		681,059			1,155,063	1,405,227

Local currency		Reais
April - 2010		50,000	October - 2021	105% of CDI	36,672	36,653
June - 2010		200,000	October - 2021	105% of CDI	146,689	146,611
February - 2011		250,000	October - 2021	105% of CDI	146,689	146,611
April - 2011	(i)	450,000	April - 2019	112,5% of CDI	464,031	464,039
June - 2011		80,000	October - 2021	105% of CDI	58,676	58,644
August - 2011	(i)	400,000	August - 2019	112,5% of CDI	405,713	405,478
June - 2012		100,000	October - 2021	105% of CDI	73,345	73,305
September - 2012		300,000	October - 2021	105% of CDI	220,034	219,917
October - 2012		85,000	October - 2021	105% of CDI	62,343	62,310
February - 2013	(ii)	100,000	September - 2017	8.00	101,183	101,118
February - 2013		100,000	February - 2016	8.00		101,248
February - 2013	(ii)	50,000	September - 2017	8.00	50,440	50,440
February - 2013		100,000	February - 2016	8.00		101,118
March - 2013		50,000	March - 2016	8.00		50,253
June - 2014	(ii)	50,000	June - 2017	7.50	50,000	50,010
June - 2014	(ii)	17,500	June - 2017	8.00	17,500	17,504
June - 2014	(ii)	10,000	June - 2017	8.00	10,000	10,002
September - 2014		100,000	August - 2020	108% of CDI	104,699	104,642
November - 2014	(ii)	150,000	November - 2017	8.00	151,062	151,062
		2,642,500			2,099,076	2,350,965

Total					3,254,139	3,756,192

(i)         The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 14.3.1 (a.i)).

(ii)       The Company enters into swap transactions for these contracts (from fixed rate to 67.10% to 92.70% of CDI) (Note 14.3.1).

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

(e)                    Payment schedule

The maturity profile of amounts maturing in the long-term is as follows:

	Consolidated
	Jun/2016	Dec/2015
2017	916,111	1,737,331
2018	2,334,397	2,633,143
2019	3,042,935	3,320,800
2020	2,390,097	2,757,234
2021	3,572,521	4,257,177
2022	1,711,259	2,071,030
2023	7,797	7,540
2024	2,423,733	2,944,726
2025 and thereafter	4,637,786	5,641,279
Total	21,036,636	25,370,260

(f)                     Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total	Total
Loans	Maturity	Jun/2016	guaranteed	Guarantees

BNB	December - 2022	144,444	144,444	Mortgage of plants, pledge of machinery and equipment
BNB	August - 2024	232,418	232,418	Bank surety
BNDES	December - 2021	3,038,768	3,038,768	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June - 2020	127,791	127,791	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	July - 2024	71,359	71,359	Bank surety
FINAME	February - 2022	2,015	2,015	Pledge of equipment
Total		3,616,795	3,616,795

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

13.                   Project finance

The information on project finance was presented in the 2015 annual financial statements in Note 15.

	US$				Consolidated
Identification	Contract value	Value received	Maturity	Charges (% per year)	Jun/2016	Dec/2015
Project finance I	700,000	700,000	February - 2027	Us dollar exchange variation + quarterly Libor + 3.25	2,294,323	2,720,874
Project finance II	210,000	189,996	February - 2027	Us dollar exchange variation + 6.17	685,738	740,902
Project finance III	600,000	600,000	February - 2029	Us dollar exchange variation + 4.33	1,959,630	2,334,133
Project finance IV	660,000	680,004	February - 2029	Us dollar exchange variation + quarterly Libor + 3.88	2,159,547	2,645,645
Project finance V	400,000	400,000	February - 2029	Us dollar exchange variation + quarterly Libor + 4.65	1,308,124	1,557,360
Project finance VI	90,000	89,994	February - 2029	Us dollar exchange variation + quarterly Libor + 2.73	293,668	349,464
Project finance VII	533,095	533,095	February - 2029	Us dollar exchange variation + quarterly Libor + 4.64	1,743,107	2,075,524
Transactions costs					(124,011)	(173,240)
Total	3,193,095	3,193,089			10,320,126	12,250,662

VAT borrowings (i)			November - 2029	2.00% above TIIE (ii)	42,653	26,771
					42,653	26,771

					10,362,779	12,277,433

Current liabilities					464,466	302,266
Non-current liabilities					9,898,313	11,975,167
Total					10,362,779	12,277,433

(i)       Financing for Braskem IDESA obtained in Mexican peso paid exclusively using the reimbursement of value-added taxes.

(ii)     TIIE – “Tasa de Interés Interbancaria de Equilibrio” – basic interest rate in Mexico, similar to the CDI overnight rate in Brazil.

The long-term financing maturity, by year, is as follows:

	Consolidated
	Jun/2016	Dec/2015
2017	339,362	687,211
2018	711,860	840,247
2019	739,202	872,994
2020	867,222	1,025,621
2021	990,746	1,172,569
2022	825,388	977,593
2023	1,092,787	1,294,219
2024	1,182,270	1,400,843
2025	1,181,783	1,398,554
2026	1,040,497	1,210,426
2027 and thereafter	927,196	1,094,890
Total	9,898,313	11,975,167

14.                   Financial instruments

The information related to financial instruments was presented in the 2015 financial statements of the Company, in Note 16.

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

14.1.             Fair value hierarchy

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange;

Level 2 – fair value obtained from financial models using directly observable market data, such  as discounted cash flow, when the instrument is a forward purchase/sale or a swap contract, or such as the Black-Scholes model, when the instrument has the characteristics of an option. To measure the credit risk of the parties involved in derivative instruments, Braskem uses the CVA (Credit Valuation Adjustments) or DVA (Debt Valuation Adjustments) models, which calculates the mark-to-market of each transaction. The Company adopts the credit ratings of counterparties for positive flows and its own rating to negative flows, available and disclosed by rating agencies renowned, as a necessary premise to extract the probability of default.

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

14.2.             Non-derivative financial instruments – consolidated

	Note	Classification by category	Fair value hierarchy	Book value		Fair value
				Jun/2016	Dec/2015	Jun/2016	Dec/2015

Cash and cash equivalents	3
Cash and banks				2,255,217	873,966	2,255,217	873,966
Financial investments in Brazil		Held-for-trading	Level 2		605,770		605,770
Financial investments in Brazil		Loans and receivables		2,448,427	1,823,225	2,448,427	1,823,225
Financial investments abroad		Held-for-trading	Level 2	2,036,989	4,136,762	2,036,989	4,136,762
				6,740,633	7,439,723	6,740,633	7,439,723

Financial investments	4
Time deposit investments		Held-for-trading	Level 2	427,688		427,688
Other		Held-for-trading	Level 2	531	1,172	531	1,172
Quotas of receivables investment fund		Held-to-maturity			46,193		46,193
				428,219	47,365	428,219	47,365

Trade accounts receivable	5			2,112,870	2,754,966	2,112,870	2,754,966

Related parties credits	7	Loans and receivables		320,594	155,140	320,594	155,140

Trade payables				7,920,944	11,755,843	7,920,944	11,755,843

Borrowings	12
Foreign currency - Bond			Level 1	14,001,487	17,004,617	13,906,409	14,434,854
Foreign currency - other borrowings				4,396,775	4,526,293	4,396,775	4,526,293
Local currency				5,521,129	6,073,310	5,521,129	6,073,310
				23,919,391	27,604,220	23,824,313	25,034,457

Project finance	13			10,486,790	12,450,673	10,486,790	12,450,673

Non-controlling loan in Braskem Idesa				1,573,753	1,538,784	1,573,753	1,538,784

Other payables (BNDESPAR)				168,577	273,294	168,577	273,294

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

14.3.             Derivative financial instruments designated and not designated for hedge accounting

14.3.1    Changes

						Net			Net
			Operation characteristics			(Asset)/			(Asset)/
		Fair value	Principal		Accumulated	Liability	Change in	Financial	Liability
Identification	Note	hierarchy	exposure	Derivatives	OCI (equity)	Dec/2015	fair value	settlement	Jun/2016

Non-hedge accounting
transactions
Exchange swap		Level 2	Argentine peso	Dollar		(38,990)	4,154	34,836
Interest rate swaps		Level 2	Fixed rate	CDI		8,351	(2,254)	(5,256)	841
						(30,639)	1,900	29,580	841

Hedge accounting
transactions
Exchange swap	14.3.1 (a.i)	Level 2	CDI	Dollar+Interests	513,670	1,172,125	(358,655)	4,782	818,252
Interest rate swaps	14.3.1 (a.i)	Level 2	Libor	Fixed price	473,710	35,073	149,984	(31,177)	153,880
					987,380	1,207,198	(208,671)	(26,395)	972,132

Derivatives operations
Current assets						(53,662)			(19,187)
Non-current assets						(12,280)			-
Current liabilities						57,760			32,726
Non-current liabilities						1,184,741			959,434
						1,176,559			972,973

(a)                    Operations designated for hedge accounting

(a.i)        Swaps related to export credit notes (NCE)

Identification		Hedge	Maturity		Fair value, net
	Nominal value	Financial charges per year		Jun/2016	Dec/2015
Swap NCE I	200,000	Exchange variation + 6.15%	August - 2019	213,544	301,325
Swap NCE II	100,000	Exchange variation + 6.15%	August - 2019	103,797	147,021
Swap NCE III	100,000	Exchange variation + 6.15%	August - 2019	101,733	144,496
Swap NCE IV	100,000	Exchange variation + 5.50%	April - 2019	85,370	124,071
Swap NCE V	100,000	Exchange variation + 5.50%	April - 2019	85,284	123,966
Swap NCE VI	150,000	Exchange variation + 7.90%	April - 2019	139,845	203,675
Swap NCE VII	100,000	Exchange variation + 4.93%	April - 2019	88,679	127,571
Total	850,000			818,252	1,172,125

Derivatives operations
Current assets				(19,187)	(12,616)
Non-Current liabilities				837,439	1,184,741
Total				818,252	1,172,125

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

(a.ii)       Hedge operation by Braskem Idesa related to project finance

This hedge operation shares the same guarantees with the Project finance.

Interest rate swap linked to Libor

Identification	Nominal value	Hedge	Maturity		Fair value, net
	US$	interest rate per year		Jun/2016	Dec/2015
Swap Libor I	299,996	1.9825%	May - 2025	35,158	7,997
Swap Libor II	299,996	1.9825%	May - 2025	35,176	8,050
Swap Libor III	299,996	1.9825%	May - 2025	35,154	7,956
Swap Libor IV	129,976	1.9825%	May - 2025	15,232	3,465
Swap Libor V	132,996	1.9825%	May - 2025	15,595	3,569
Swap Libor VI	149,932	1.9825%	May - 2025	17,565	4,036
Total	1,312,892			153,880	35,073

Derivatives operations
Non-current assets					(12,280)
Current liabilities				31,885	47,353
Non-current liabilities				121,995
Total				153,880	35,073

14.4.             Non-derivative liabilities designated for export hedge accounting

(a.i)        Future exports in U.S. dollars

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports will be offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results.

Exports that were designated and not yet realized are shown below:

Total nominal value
US$

2016	421,744
2017	829,685
2018	787,894
2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,372
2024	688,853
6,339,528

The following table provides the balances of exchange variation recognized in the Company’s net financial income (expenses) due to the realization of exports designated for hedge accounting for the period ended June 30, 2016:

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal
	value US$	R$/US$	R$/US$	value R$

First quarter	206.951	2.0017	4.0399	421,800
Second quarter	210.752	2.0017	3.6408	345,443
				767,243

The following table provides the changes related to hedge operations in the quarter:

			US$
		Exports in
	Dec/2015	the period	Jun/2016

Designated balance	6,757,231	(417.703)	6,339,528

On June 30, 2016, the maturities of the financial liabilities designated as this hedge, within the scope of the consolidated balance sheet, were as follows:

Total nominal value
US$

2016	1,345,430
2017	605,407
2018	1,147,280
2019	444,236
2020	570,782
2021	1,017,703
2022	519,837
2024	688,853
6,339,528

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” are as follows:

	Exchange		Net
	variation	IR and CSL	effect

At December 31, 2015	(12,859,687)	4,372,294	(8,487,393)
Exchange variation recorded in the period on OCI / IR and CSL	4,433,659	(1,507,444)	2,926,215
Exchange variation transferred to profit or loss / IR and CSL	767,243	(260,863)	506,380
At June 30, 2016	(7,658,785)	2,603,987	(5,054,798)

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

(a.ii)       Liabilities related to the Project Finance of future sales in U.S. dollar

On June 30, 2016, hedged sales were distributed as follows:

Total nominal value
US$

2016	51,415
2017	183,253
2018	221,790
2019	229,270
2020	266,690
2021	303,392
2022	253,204
2023	333,093
2024	359,559
2025	357,903
2026	309,240
2027	152,103
2028	124,654
2029	31,164
3,176,730

In May 2016, Braskem Idesa prepaid US$12.230 of the Project Finance debt that was designated as hedge instrument of future sales. As a result of the decision, this amount was discontinued prospectively. The following table provides the balance of exchange variation of the discontinued amount, on June 30, 2016, which is recorded in Braskem Idesa’s shareholders’ equity under “Other comprehensive income” and will be transferred to financial income (expenses) according to the schedule of future hedged sales as they occur:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Total nominal
	value US$	MXN/US$	MXN/US$	value MXN	value R$

Hedge descontinued	12,230	13.4541	17.9915	55,000	10,212
				55.000	10,212

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

The following table provides the balances of exchange variation recognized in Braskem Idesa’s financial income (expenses) due to the realization of future sales designated for hedge accounting over the course of the period ended June 30, 2016:

	Total nominal	at Inception	Closing rate	Total nominal	Total nominal
	value US$	MXN/US$	MXN/US$	value MXN	value R$

Second quarter/2016 sales	16,359	13.4541	18.1409	77,000	14,297
				77,000	14,297

The following table shows the changes related to hedge operations in 2016:

				US$
		Sales in	Hedge
	Dec/2015	the period	descontinued	Jun/2016

Designated balance	3,193,089	(16,359)	(12,230)	3,164,500

On June 30, 2016, the maturities of financial liabilities were distributed as follows:

Total nominal value
US$

2016	51,316
2017	182,900
2018	221,363
2019	228,828
2020	266,177
2021	302,808
2022	252,717
2023	332,452
2024	358,869
2025	357,214
2026	308,644
2027	150,469
2028	124,414
2029	26,329
3,164,500

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” are as follows:

	Exchange		Net
	variation	IR	effect

At December 31, 2015	(2,246,820)	674,046	(1,572,774)
Exchange variation recorded in the period on OCI / IR	(1,093,972)	332,538	(761,434)
Exchange variation transferred to profit or loss / IR	14,297	(4,346)	9,951
At June 30, 2016	(3,326,495)	1,002,238	(2,324,257)

14.5.             Credit quality of financial assets

(a)                    Trade accounts receivable

On June 30, 2016, the credit ratings for the domestic market were as follows:

				(%)
			Jun/2016	Dec/2015
1	Minimum risk		8.62	7.67
2	Low risk		35.87	42.84
3	Moderate risk		32.21	33.07
4	High risk		21.02	13.74
5	Very high risk	(i)	2.27	2.69

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators for the periods ended:

	Last 12 months
	Domestic	Export
	Market	Market
June 30, 2016	0.27%	0.10%
December 31, 2015	0.39%	0.70%
June 30, 2015	0.26%	0.71%

(b)                    Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses credit rating from the following agencies: Standard & Poor’s, Moody’s and Fitch Ratings within the limits established in its financial policy approved by the Board of Directors.

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

		Jun/2016	Dec/2015
Financial assets with risk assessment
AAA		3,020,322	5,982,393
AA+		101,384
AA		5,030	27,753
AA-		1,429,225	163,188
A+		2,207,026	1,076,803
A		8,775	69,576
A-		342,052	120,219
BBB+		51,388
		7,165,202	7,439,932
Financial assets without risk assessment	(i)
Quotas of investment funds in credit rights			46,193
Other financial assets with no risk assessment		3,650	963
		3,650	47,156

Total		7,168,852	7,487,088

(i)         Investments approved by the Management of the Company, as permitted by the financial policy.

14.6.             Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)                    Selection of risks

On June 30, 2016, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Brazilian real/Mexican peso exchange rate;

•      Libor floating interest rate;

•      Selic interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)                    Value at risk

The value at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from June 30, 2016, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$31,018 for the NCE exchange rate swap (Note 14.3.1(a.i)); US$9,566 for the swap of Libor related to Braskem Idesa’s project (Note 14.3.1 (a.ii)).

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

(c)                    Selection of scenarios

(c.1)       Probable scenario

The Market Readout published by the Central Bank of Brazil was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, Selic basic interest rate and the CDI interest rate, using the reference date of June 30, 2016. According to the Market Readout, at the end of 2016, the U.S. dollar will appreciate by 12.16% against the Brazilian real, compared to the closing PTAX rate at June 30, 2016, while the Selic rate will be 13.75% p.a. The Selic rate is used as a reference for analyses of sensitivity to the CDI.

The probable scenario for the TJLP is an increase of 0.50% from the current rate of 7.5%, in line with the size of the government’s most recent decisions to increase or decrease the rate. The Market Readout does not publish forecasts for the Libor interest rate. Therefore, to determine the probable scenario, Braskem considered a 5% increase on current market levels.

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

(c.2)       Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

			Gain (loss)
		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds	(1,676,558)	(3,447,857)	(6,895,714)
BNDES	(32,323)	(66,473)	(132,945)
Working capital / structured operations	(331,060)	(680,828)	(1,361,657)
Export prepayments	(88,403)	(181,803)	(363,605)
Project finance	(1,254,568)	(2,580,032)	(5,160,063)
Advance on exchange contracts - ACC	(81,049)	(166,678)	(333,355)
Swaps	(207,364)	(426,450)	(645,538)
Exchange rate contracts	625,310	1,285,956	2,571,912

Brazilian real/Mexican Peso exchange rate
Working capital / structured operations	(16,085)	(10,663)	(21,326)

Selic interest rate
BNDES	13,050	(99,732)	(212,114)

Libor floating interest rate
Working capital / structured operations	(1,681)	(8,406)	(16,813)
Export prepayments	(1,478)	(7,390)	(14,781)
Swaps	3,893	19,274	38,082

CDI interest rate
NCE	13,823	(102,889)	(213,751)
NCA	21,412	(165,623)	(356,051)
Swaps and NCE	227	(1,572)	(3,069)
Financial investments in local currency	(4,735)	33,461	66,453

	Probable	Possible adverse	Extreme adverse
Instrument / Sensitivity	8.0%	8.5%	9.0%

TJLP interest rate
BNDES	(48,154)	(97,352)	(147,611)
Other government agents	(54)	(109)	(166)

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

15.                   Taxes payable

The information related to taxes payable was presented in the Company’s 2015 annual financial statements, in Note 17.

	Consolidated		Parent company
	Jun/2016	Dec/2015	Jun/2016	Dec/2015
Parent Company and subsidiaries in Brazil
IPI	68,124	61,784	62,418	48,579
IR and CSL	185,096	175,963	68,384	31,325
ICMS	149,078	149,811	128,824	110,669
Other	80,695	88,198	49,558	56,557

Other countries
Income tax	57,461	238,645
Value-added tax	83,812	56,975
Total	624,266	771,376	309,184	247,130

Current liabilities	594,574	744,660	281,053	221,305
Non-current liabilities	29,692	26,716	28,131	25,825
Total	624,266	771,376	309,184	247,130

16.                   Income tax (“IR”) and social contribution (“CSLL”)

The information related to income tax and social contribution was presented in the Company’s 2015 annual financial statements, in Note 19.

(a)                    Reconciliation of the effects of income tax and social contribution on profit or loss

	Consolidated		Parent company
	Jun/2016	Jun/2015	Jun/2016	Jun/2015

Income before IR and CSL	1,484,454	1,882,677	1,243,964	1,791,853

IR and CSL at the rate of 34%	(504,714)	(640,110)	(422,948)	(609,230)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	4,548	3,311	368,242	160,704
IR and CSL on prior years	6,729		6,729
Other permanent adjustments	36,590	12,901	(8,270)	4,258

Effect of IR and CSL on results of operations	(456,847)	(623,898)	(56,247)	(444,268)

Breakdown of IR and CSL:

Current IR and CSL	(550,769)	(122,275)	(35,354)	(2,982)
Deferred IR and CSL	93,922	(501,623)	(20,893)	(441,286)
Total IR and CSL on income statement	(456,847)	(623,898)	(56,247)	(444,268)

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

(b)                    Breakdown of deferred income tax and social contribution

	Consolidated		Parent company
Assets	Jun/2016	Dec/2015	Jun/2016	Dec/2015
Tax losses (IR) and negative base (CSL)	2,214,321	2,144,798	258,265	288,285
Goodwill amortized	5,321	6,017	5,321	6,017
Exchange variations	1,142,876	2,925,895	1,133,294	2,917,700
Temporary adjustments	82,151	50,628	749,403	823,784
Business combination	190,289	189,403	89,769	89,770
Deferred charges - write-off		20,848		20,848
	3,634,958	5,337,589	2,236,052	4,146,404

Liabilities
Amortization of goodwill based on future profitability	751,980	735,019	663,152	646,194
Tax depreciation	845,292	815,243	773,437	746,432
Temporary differences	438,941	521,030	11,245	11,702
Business combination	207,526	217,182	75,948	79,154
Additional indexation PP&E	103,716	110,731	103,716	110,731
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	276,606	289,528	276,606	289,529
Other	119,012	153,590	63,837	83,308
	2,743,073	2,842,323	1,967,941	1,967,050

Net	891,885	2,495,266	268,111	2,179,354

Presentation in the Balance Sheet:
Assets	1,550,792	3,226,507	268,110	2,179,354
(-) Liabilities	658,907	731,241

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

(c)                    Net balance of deferred income and social contribution tax assets and liabilities (consolidated)

		Jun/2016
	Headquarters	IR and CSL
	(Country)	Asset	Liability	Balance

Assets
Braskem	Brazil	2,236,051	(1,967,941)	268,110
Braskem Argentina	Argentina	11,122		11,122
Braskem Alemanha	Germany	65,006		65,006
Braskem Idesa	Mexico	1,149,663	(50,381)	1,099,282
Braskem México Serviços	Mexico	1,594		1,594
Braskem Chile	Chile	121
Quantiq	Brazil	6,679	(1,643)	5,036
Braskem Petroquímica - business combination effects	Brazil	100,521		100,521
		3,570,757	(2,019,965)	1,550,671

Liabilities
Braskem America	USA		(427,695)	(427,695)
Braskem Petroquímica	Brazil	64,201	(163,835)	(99,634)
Braskem Petroquímica - business combination effects	Brazil		(131,578)	(131,578)
		64,201	(723,108)	(658,907)

		Dec/2015
	Headquarters	IR and CSL
	(Country)	Asset	Liability	Balance

Assets
Braskem	Brazil	4,146,404	(1,967,050)	2,179,354
Braskem Argentina	Argentina	8,235		8,235
Braskem Alemanha	Germany	104,785		104,785
Braskem Idesa	Mexico	890,723	(65,306)	825,417
Braskem México Serviços	Brasil	2,894		2,894
Quantiq	Brasil	7,811	(1,623)	6,188
Braskem Petroquímica - business combination effects	Brazil	99,634		99,634
		5,260,486	(2,033,979)	3,226,507

Liabilities
Braskem America	USA		(509,328)	(509,328)
Braskem Petroquímica	Brazil	76,978	(160,812)	(83,834)
Braskem Petroquímica - business combination effects	Brazil		(138,029)	(138,029)
Braskem Chile	Chile	125	(175)	(50)
		77,103	(808,344)	(731,241)

(d)                    Realization of deferred income tax and social contribution

In the period ended June 30, 2016, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

17.                   Sundry provisions

The information on sundry provisions was presented in the 2015 annual financial statements of the Company, in Note 20.

	Consolidated		Parent company
	Jun/2016	Dec/2015	Jun/2016	Dec/2015
Provision for customers rebates	41,733	46,929	32,162	22,606
Provision for recovery of environmental damages	100,837	127,227	88,451	112,887
Judicial and administrative provisions	593,416	554,479	541,459	501,292
Other	16,971	19,279	2,569	1,754
Total	752,957	747,914	664,641	638,539

Current liabilities	69,609	93,942	59,261	67,190
Non-current liabilities	683,348	653,972	605,380	571,349
Total	752,957	747,914	664,641	638,539

The composition of provisions for judicial and administrative suits is as follows:

	Consolidated		Parent company
	Jun/2016	Dec/2015	Jun/2016	Dec/2015
Labor claims	169,046	158,711	160,700	148,884

Tax claims
Normal operations
IR and CSL	8,029	8,029	8,029	8,029
PIS and COFINS	4,495	4,495	4,495	4,495
ICMS - other	22,601	22,601	22,601	22,601
Other tax claims	48,604	38,337	47,995	38,317
	83,729	73,462	83,120	73,442

Business Combination
IR and CSL	42,830	40,223
PIS and COFINS	47,785	44,771	47,785	44,771
ICMS - interstate purchases	208,636	195,320	208,636	195,320
ICMS - other	15,331	14,364	15,331	14,364
	314,582	294,678	271,752	254,455

Societary claims and other	26,059	27,628	25,887	24,511

	593,416	554,479	541,459	501,292

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

18.                   Contingencies

(a)                    Allegations

Braskem and its subsidiaries are subject to a number of anti-corruption laws in the countries where they operate, including Federal Law 12,846/2013, or the Brazilian Anticorruption Law, which came into force on January 28, 2014, and the U.S. Foreign Corrupt Practices Act.

In early March 2015, in connection with the operation by Brazilian Federal Police called Operation Car Wash (Lava Jato), statements made by defendants in judicial proceedings of a criminal nature were made public, in which Braskem, certain former managers and one former executive were mentioned in allegations asserting that improper payments were made in exchange for favorable treatment in connection with certain feedstock supply agreements entered into with Petrobras.

In light of said facts, the Company's Management and Board of Directors immediately approved the engagement of law firms with vast experience in similar cases in the United States and Brazil (“Expert Firms”) to conduct an independent internal investigation into the allegations mentioned above ("Investigation"). Through said Expert Firms, Braskem voluntarily contacted the agencies regulating the capital markets in Brazil (Securities and Exchange Commission of Brazil - CVM) and the United States (Securities and Exchange Commission – SEC), as well as the U.S. Department of Justice – DoJ, to advise them of the launch of the Investigation.

The Expert Firms report directly to an Ad Hoc committee of the Board of Directors of the Company and to the applicable authorities. The Company, through the Expert Firms, has maintained frequent contact and cooperated with said authorities. The cooperation of the Company with said authorities included voluntarily producing documents, responding to requests for documents, including formal requests by the SEC (subpoena) in February and July 2016, as well as an official request by the Office of the Federal Controller General in July 2016. In this context, the Company will begin dialogues with the DoJ and the SEC to clarify additional allegations of unlawful acts arising in connection with the investigations involving third parties. The future flow of information between the Company, the DoJ and the SEC, as well as any information obtained during the Investigation but not yet verified by the Expert Firms, may confirm the allegations of said unlawful acts.

At this time, the Company is unable to measure the extent to which the confirmation of said allegations, any parallel investigations or any agreement with the applicable authorities may impact the Company and the resources needed to remedy such matters. The Company cannot predict the actions that the applicable authorities in Brazil and abroad may take on this matter, but the range of possibilities includes fines and lawsuits against the Company or even against its current or former officers, directors and employees.

Therefore, the confirmation of the abovementioned allegations, any parallel investigations, or any agreements entered into with the applicable authorities may have a material adverse effect on the business, reputation, financial situation and results of operations of the Company, as well as on the liquidity and trading price of its securities.

The financial exposure to which the Company may be subject includes the payment of fines and the obligation to compensate third parties and, to the extent permitted by law, the current and former officers, directors and employees against losses incurred as a result of the facts, whose value cannot be measured. Moreover, adverse publicity associated with all these facts could have a material adverse effect on the Company’s business, including a decrease in the demand for its products, among other effects that cannot be determined or estimated at this time.

Also in connection with Operation Car Wash, the Company cannot predict whether and how the investigations, or any decision or action by authorities involving the majority shareholders of Braskem, Odebrecht S.A. and Petróleo Brasileiro S.A. – Petrobras, or any of their subsidiaries, could affect the Company.

If any fines and/or other sanctions are imposed by the authorities with jurisdiction over the Company and others involved, at this time, neither the Management nor its legal counsel and Expert Firms have sufficient information to reliably estimate the potential losses to be recorded and, therefore, based on current accounting practices, no provision has been recorded in this Quarterly Financial Information.

The management of the Company is committed to taking all necessary measures to clarify the facts and will keep the market informed of any developments in this matter.

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

(b)                    Class actions

A class action has been filed with the U.S. courts by the Boilermaker-Blacksmith National Pension Trust, as Lead Plaintiff, alleging that the Company has made misrepresentations and/or omissions in certain filings at the SEC that allegedly concealed the existence of improper payments. The Company engaged an expert U.S. law firm to represent it and filed its initial defense (motion to dismiss) on July 6, 2016.

The Company cannot predict the outcome of this process. The Company may be cited as defendant in other lawsuits. Furthermore, the Company may be required, to the extent permitted by law, to indemnify directors, officers and employees who are defendants in lawsuits such as these. Such lawsuit has demanded significant time and dedication from the Management of the Company. Moreover, the Company may also incur financial obligations that could have a material adverse effect on its businesses, reputation, financial situation and results of its operations, as well as on the liquidity and trading price of its securities.

(c)                    Labor

(c.1)       The labor action disclosed in Note 23 (a.i) of the 2015 financial statements ended after the payment made under a settlement between the parties.

(c.2)       In the class action suits filed by the Trade Union of Petrochemical and Chemical Workers of Triunfo, Rio Grande do Sul, in the third quarter of 2010, claiming the payment of overtime related to breaks during work shifts (“Breaks”) and the inclusion of overtime in the calculation of the weekly remunerated rest (“WRR”), in the restated amount of R$377,560, the following developments occurred in the period: (i) Breaks: the Superior Labor Court (“TST”) upheld the appeal by Braskem to eliminate breaks during work shifts, with the Trade Union filing an appeal at the TST, which rejected the appeal and handed down a final and unappealable decision in favor of Braskem. The amount of this suit is R$332,640; and (ii) WRR: judgment for plaintiff in the suit involving the inclusion of overtime in the calculation of the weekly remunerated rest, which was upheld by the Regional Appellate Labor Court ("TRT"), for which Braskem appealed to the TST, which ordered the case to be sent back to the TRT for a new trial. However, as the TRT did not judge on the merits, Braskem appealed once again to the TST. After examining the appeal, the TST handed down a new decision granting the claim. Braskem will enter into motion for clarification and special appeal at the Supreme Court (“STF”). The amount of this suit is R$44,920.

No judicial deposit or other form of security was made for these suits.

The description of the main contingent liabilities of the Company was presented in the 2015 annual financial statements, in Note 23.

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

19.                   Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2015 annual financial statements, in Note 24.

(a)                    Capital

		Amount of shares
				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP e Odebrecht		226,334,623	50.11%	79,182,498	22.95%			305,517,121	38.32%
Petrobras		212,426,952	47.03%	75,761,739	21.96%			288,188,691	36.15%
ADR	(i)			35,480,046	10.28%			35,480,046	4.45%
Other		12,907,077	2.86%	153,343,937	44.45%	593,618	100.00%	166,844,632	20.93%
Total		451,668,652	100.00%	343,768,220	99.64%	593,618	100.00%	796,030,490	99.85%
Treasury shares
Treasury shares owned by subsidiary of Braskem Petroquímica	(ii)			1,234,758	0.36%			1,234,758	0.15%
Total		451,668,652	100.00%	345,002,978	100.00%	593,618	100.00%	797,265,248	100.00%

(i)                  American Depositary Receipts traded on the New York Stock Exchange (USA);

(ii)                 These share are considered “treasury shares” in the consolidated shareholders’ equity, amounting to R$48,892.

(b)                    Dividends

On April 6, 2016, the Annual Shareholders Meeting approved dividends in the amount of R$1,000,000, which started to be paid on April 15, 2016, of which R$567,620 was paid to the holders of common shares and R$432,020 and R$360 was paid to the holders of class “A" and class “B" preferred shares, respectively.

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

(c)                Other comprehensive income - shareholders' equity

	Consolidated
			Defined			Foreign
	Additional	Deemed	benefit	Foreign		currency	Loss	Total
	indexation of	cost of	plan actuarial	sales	Cash flow	translation	on interest	Braskem	Non-controlling
	PP&E	PP&E	Gain (loss)	hedge	hedge	adjustment	in subsidiary	shareholders'	interest in
	(i)	(i)	(ii)	(iii)	(iii)	(iv)	(v)	interest	Braskem Idesa	Total

On December 31, 2014	244,831	18,275	(11,647)	(3,263,732)	(289,667)	387,287	(9,404)	(2,924,057)	(115,385)	(3,039,442)

Additional indexation
Realization by depreciation or write-off assets	(20,635)							(20,635)		(20,635)
Income tax and social contribution	7,016							7,016		7,016

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(730)						(730)		(730)
Income tax and social contribution		248						248		248

Foreign sales hedge										-
Exchange rate				(3,440,730)				(3,440,730)	(141,434)	(3,582,164)
Income tax and social contribution				1,152,877				1,152,877	42,430	1,195,307

Fair value of Cash flow hedge
Change in fair value					(243,136)			(243,136)	8,732	(234,404)
Transfer to profit or loss					(25,054)			(25,054)	(12,171)	(37,225)
Income tax and social contribution					90,772			90,772	1,032	91,804

Foreign currency translation adjustment						295,854		295,854	(99,004)	196,850

On June 30, 2015	231,212	17,793	(11,647)	(5,551,585)	(467,085)	683,141	(9,404)	(5,107,575)	(315,800)	(5,423,375)

On December 31, 2015	217,595	17,309	(12,496)	(9,666,973)	(728,296)	1,097,009	(9,404)	(9,085,256)	(476,708)	(9,561,964)

Additional indexation
Realization by depreciation or write-off assets	(20,635)							(20,635)		(20,635)
Income tax and social contribution	7,016							7,016		7,016

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(730)						(730)		(730)
Income tax and social contribution		248						248		248

Foreign sales hedge
Exchange rate				3,613,180				3,613,180	(273,493)	3,339,687
Transfer to profit or loss				777,966				777,966	3,574	781,540
Income tax and social contribution				(1,522,163)				(1,522,163)	82,048	(1,440,115)

Fair value of Cash flow hedge
Change in fair value					239,487			239,487	(38,128)	201,359
Transfer to result					(14,876)			(14,876)	(6,652)	(21,528)
Income tax and social contribution					(81,741)			(81,741)	13,434	(68,307)

Fair value of cash flow hedge from jointly-controlled					(12,765)			(12,765)		(12,765)

Foreign currency translation adjustment						(215,975)		(215,975)	191,986	(23,989)

On June 30, 2016	203,976	16,827	(12,496)	(6,797,990)	(598,191)	881,034	(9,404)	(6,316,244)	(503,939)	(6,820,183)

(i)	Realization as the asset is depreciated or written-off.
(ii)	Realization upon extinction of the plan.
(iii)	Realization upon maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Realization upon write-off of subsidiary abroad.
(v)	Realization upon divestment or transfer of control of subsidiary.

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

20.                   Earnings per share

The information related to the earnings per share of the Company was presented in its 2015 annual financial statements, in Note 25.

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

	Basic and diluted
	Jun/2016	Jun/2015

Profit for the period attributed to Company's shareholders	1,187,717	1,347,585

Distribution of dividends attributable to priority:
Preferred shares class "A"	208,409	208,409
Preferred shares class "B"	360	360
	208,769	208,769

Distribution of 6% of unit value of common shares	273,824	273,824

Distribution of plus income, by class
Common shares	400,387	491,145
Preferred shares class "A"	304,737	373,847
	705,124	864,992

Reconciliation of income available for distribution, by class (numerator):
Common shares	674,211	764,969
Preferred shares class "A"	513,146	582,256
Preferred shares class "B"	360	360
	1,187,717	1,347,585

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652
Preferred shares class "A"	343,768,220	343,799,059
Preferred shares class "B"	593,618	593,818
	796,030,490	796,061,529

Profit per share (in R$)
Common shares	1.4927	1.6937
Preferred shares class "A"	1.4927	1.6936
Preferred shares class "B"	0.6065	0.6062

(i)         Calculation of weighted average of outstanding shares at the beginning of the period, adjusted by the number of shares repurchased during the first half of 2015, multiplied by a weighted time factor:

	Preferred shares class "A"
	Outstanding	Weighted
	shares	average

Balance at December 31, 2014	343,848,120	343,848,120

Repurchase of treasury shares	(80,000)	(49,061)

Balance at June 30, 2015	343,768,120	343,799,059

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

21.                   Net sales revenues

The information on net sales revenue was presented in the 2015 annual financial statements of the Company, in Note 26.

		Consolidated		Parent company
		Jun/2016	Jun/2015	Jun/2016	Jun/2015
Sales revenue
	Domestic market	16,342,825	15,210,330	16,618,288	14,322,729
	Foreign market	11,523,172	9,948,859	4,810,345	3,974,170
		27,865,997	25,159,189	21,428,633	18,296,899
Sales deductions
Tributos	Taxes	(3,621,780)	(3,228,509)	(3,586,771)	(2,825,275)
Devoluções de vendas e outros	Sales returns	(186,102)	(143,584)	(149,353)	(144,551)
		(3,807,882)	(3,372,093)	(3,736,124)	(2,969,826)

Net sales revenue		24,058,115	21,787,096	17,692,509	15,327,073

22.                   Other operating income (expenses), net

			Consolidated
		Jun/2016	Jun/2015
Expenses idle and hipernated plants	(i)	(100,613)	(36,983)
Results with fixed assets and investments		(30,575)	(3,510)
Cost of inventory adjustments and losses in the movement of raw materials		(30,346)	(9,455)
Provision judicial and administrative, processes		(17,642)	(17,886)
Other		(11,507)	(21,914)
		(190,683)	(89,748)

(i)    Includes in the period ended on June 30 2016, the amount of R$54,105 relating to verified idle in the starting process of the subsidiary Braskem Idesa (Note 1(a)).

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

23.                   Financial results

The information on financial results was presented in the 2015 annual financial statements of the Company, in Note 29.

	Consolidated		Parent company
	Jun/2016	Jun/2015	Jun/2016	Jun/2015
Financial incomes
Interest income	234,312	174,805	181,723	121,605
Monetary variations	122,836	71,897	115,447	52,800
Exchange rate variations	(1,012,062)	377,890	(1,613,308)	905,211
Other	22,880	26,065	21,531	15,909
	(632,034)	650,657	(1,294,607)	1,095,525

Financial expenses
Interest expenses	(974,318)	(748,168)	(788,114)	(805,721)
Monetary variations	(209,193)	(174,926)	(209,200)	(173,391)
Exchange rate variations	(1,042,813)	(467,309)	27,113	(826,247)
Inflation adjustments on fiscal debts	(45,674)	(23,950)	(43,096)	(20,658)
Discounts granted	(54,469)	(78,631)	(45,148)	(49,966)
Loans transaction costs - amortization	(29,392)	(34,447)	(2,611)	(2,805)
Adjustment to present value - appropriation	(273,615)	(240,812)	(256,787)	(232,515)
Other	(97,823)	(87,297)	(52,475)	(42,366)
	(2,727,297)	(1,855,540)	(1,370,318)	(2,153,669)
Total	(3,359,331)	(1,204,883)	(2,664,925)	(1,058,144)

	Consolidated		Parent company
	Jun/2016	Jun/2015	Jun/2016	Jun/2015
Interest income
Held for sale	46,231	39,371	38,389	11,532
Loans and receivables	151,177	92,539	126,717	84,041
Held-to-maturity	9,410	16,198	9,410	16,198
	206,818	148,108	174,516	111,771
Other assets not classifiable	27,494	26,697	7,207	9,834
Total	234,312	174,805	181,723	121,605

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

24.                   Expenses by nature

The information on expenses by nature was presented in the 2015 annual financial statements of the Company, in Note 30.

	Consolidated		Parent company
	Jun/2016	Jun/2015	Jun/2016	Jun/2015

Classification by nature:
Raw materials other inputs	(14,195,122)	(14,571,985)	(11,170,618)	(9,861,681)
Personnel expenses	(1,300,278)	(1,134,897)	(941,919)	(800,247)
Outsourced services	(991,243)	(753,417)	(682,757)	(562,818)
Tax expenses	(6,134)	(6,254)	(2,588)	(3,531)
Depreciation, amortization and depletion	(1,255,691)	(1,013,033)	(1,030,708)	(858,105)
Freights	(1,020,593)	(829,557)	(735,962)	(587,078)
Other expenses, net	(458,646)	(400,132)	(286,938)	(260,673)
Total	(19,227,707)	(18,709,275)	(14,851,490)	(12,934,133)

Classification by function:
Cost of products sold	(17,556,704)	(17,418,096)	(13,812,465)	(12,086,080)
Selling and distribution	(675,415)	(522,391)	(452,122)	(377,806)
General and administrative	(722,277)	(596,883)	(402,698)	(422,991)
Research and development	(82,628)	(82,157)	(50,718)	(52,026)
Other operating income (expenses), net	(190,683)	(89,748)	(133,487)	4,770
Total	(19,227,707)	(18,709,275)	(14,851,490)	(12,934,133)

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

25.                   Segment information

The information by segment was presented in the 2015 annual financial statements, in Note 31.

								Jun/2016
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribuition	equity	income	Operating
		revenue	sold	profit	expenses	investments	(expenses), net	profit (loss)
Reporting segments
Basic petrochemicals		12,105,795	(9,757,057)	2,348,738	(314,736)		(61,608)	1,972,394
Polyolefins		10,407,556	(8,219,988)	2,187,568	(628,662)		(33,523)	1,525,383
Vinyls		1,482,236	(1,404,303)	77,933	(110,970)		(1,772)	(34,809)
Chemical distribuition		423,712	(338,829)	84,883	(66,991)		1,041	18,933
USA and Europe		4,832,660	(3,102,676)	1,729,984	(252,403)		2,767	1,480,348
Mexico	(i)	334,324	(264,431)	69,893	(94,327)		(55,399)	(79,833)
Total		29,586,283	(23,087,284)	6,498,999	(1,468,089)		(148,494)	4,882,416

Other segments		6,012	(7,401)	(1,389)	(1,876)		(18,799)	(22,064)
Corporate unit					(64,824)	13,377	(23,390)	(74,837)

Braskem consolidated before eliminations and reclassifications		29,592,295	(23,094,685)	6,497,610	(1,534,789)	13,377	(190,683)	4,785,515

Eliminations and reclassifications		(5,534,180)	5,537,981	3,801	54,469			58,270

Total		24,058,115	(17,556,704)	6,501,411	(1,480,320)	13,377	(190,683)	4,843,785

								Jun/2015
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribuition	equity	income	Operating
		revenue	sold	profit	expenses	investments	(expenses), net	profit (loss)
Reporting segments
Basic petrochemicals		11,184,383	(9,401,637)	1,782,746	(287,506)		(30,370)	1,464,870
Polyolefins		9,597,434	(7,477,317)	2,120,117	(572,486)		(26,670)	1,520,961
Vinyls		1,244,675	(1,111,741)	132,934	(102,204)		13,533	44,263
USA and Europe		3,734,956	(3,302,766)	432,190	(186,766)		805	246,229
Chemical distribuition		408,016	(322,962)	85,054	(61,326)		(533)	23,195
Total		26,169,464	(21,616,423)	4,553,041	(1,210,288)		(43,235)	3,299,518

Other segments	(ii)	273,579	(274,286)	(707)	(48,100)		(29,903)	(78,710)
Corporate unit					(21,674)	9,739	(16,610)	50,086

Braskem consolidated before eliminations and reclassifications		26,443,043	(21,890,709)	4,552,334	(1,280,062)	9,739	(89,748)	3,270,894

Eliminations and reclassifications		(4,655,947)	4,472,613	(183,334)	78,631			(183,334)

Total		21,787,096	(17,418,096)	4,369,000	(1,201,431)	9,739	(89,748)	3,087,560

(i)         With the operational startup of Braskem Idesa, the Company began to report the “Mexico” segment, which includes activities related to PE production (Note 1(a)).

(ii)       This segment includes the results of the subsidiary Braskem Idesa, which, in 2015, was in the pre-operational phase (non-reporting segment).

Braskem S.A.

Notes to the financial statements

at June 30, 2016

All amounts in thousands, unless otherwise stated

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2016
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.